UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement

under Section 13(e) of the Securities Exchange Act of 1934

Fantex, Inc.

Name of Subject Company (issuer)

Fantex, Inc.

(Names of Filing Persons)

Common Stock, consisting of:

Fantex Series Vernon Davis Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series EJ Manuel Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Mohamed Sanu Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Alshon Jeffery Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Michael Brockers Convertible Tracking Stock, Par Value $0.0001 Per Share,

Fantex Series Jack Mewhort Convertible Tracking Stock, Par Value $0.0001 Per Share, and

Platform Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

30729Q 109 (Fantex Series Vernon Davis Convertible Tracking Stock)

30729Q 307 (Fantex Series EJ Manuel Convertible Tracking Stock)

30729Q 406 (Fantex Series Mohamed Sanu Convertible Tracking Stock)

30729Q 505 (Fantex Series Alshon Jeffery Convertible Tracking Stock)

30729Q 604 (Fantex Series Michael Brockers Convertible Tracking Stock)

30729Q 703 (Fantex Series Jack Mewhort Convertible Tracking Stock)

30729Q 869 (Platform Common Stock)

(CUSIP Number of Class of Securities)

Cornell “Buck” French

Chief Executive Officer

Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, CA 94107

Phone: (415) 592-5950

With a copy to:

Patrick A. Pohlen, Esq.

Jim Morrone, Esq.

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$118,488.00	$11.93

*

Estimated for purposes of calculating the filing fee only. This amount assumes the aggregate cash payment by the Company of $2.70 per pre-reverse split share of Fantex Series Vernon Davis Convertible Tracking Stock, $1.90 per pre-reverse split share of Fantex Series EJ Manuel Convertible Tracking Stock, $12.32 per pre-reverse split share of Fantex Series Mohamed Sanu Convertible Tracking Stock, $8.40 per pre-reverse split share of Fantex Series Alshon Jeffery Convertible Tracking Stock, $9.06 per pre-reverse split share of Fantex Series Michael Brockers Convertible Tracking Stock and $12.13 per pre-reverse split share of Fantex Series Jack Mewhort Convertible Tracking Stock in lieu of fractional shares immediately following a 1-for-200 reverse stock split to holders of fewer than 200 shares of each of the Company’s Tracking Stocks prior to the reverse stock split. The aggregate cash payment is equal to the product of the price per pre-reverse stock split share of the respective Tracking Stock and 9,096 pre-reverse stock split shares of Fantex Series Vernon Davis Convertible Tracking Stock, 6,694 pre-reverse stock split shares of Fantex Series EJ Manuel Convertible Tracking Stock, 2,927 pre-reverse stock split shares of Fantex Series Mohamed Sanu Convertible Tracking Stock, 3,648 pre-reverse stock split shares of Fantex Series Alshon Jeffery Convertible Tracking Stock, 1,087 pre-reverse stock split shares of Fantex Series Michael Brockers Convertible Tracking Stock and 384 pre-reverse stock split shares of Fantex Series Jack Mewhort Convertible Tracking Stock, the estimated aggregate number of shares held by such holders of each such Tracking Stock.

**	Determined in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, at a rate equal to $100.70 per $1 million of the Transaction Value, calculated as described above.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:

Filing Party:

Form or Registration No.:

Date Filed:

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Fantex, Inc., a Delaware corporation (“Fantex” or the “Company”), with the Securities and Exchange Commission in connection with a proposed going private transaction.

On September 19, 2016, the Company filed an information statement on Schedule 14C (the “Information Statement”) pursuant to Regulation 14C under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) describing amendments to the Company’s Amended and Restated Certificate of Incorporation to effect a reverse stock split of the Company’s Common Stock par value $0.0001 per share (“Common Stock”), at an exchange ratio of 1-for-200 shares of outstanding Common Stock (the “Reverse Split”), promptly followed by a forward stock split of the Company’s outstanding Common Stock, at an exchange ratio of 200-for-1 shares of outstanding Common Stock (the “Forward Split” and together with the Reverse Split, the “Reverse/Forward Split”). The information in the Information Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Information Statement.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

ITEM 1.                        SUMMARY TERM SHEET.

The information set forth in the Information Statement under the caption “Summary of Terms Sheet” on pages 1-6 of the Information Statement is incorporated herein by reference.

ITEM 2.                        SUBJECT COMPANY INFORMATION.

(a) Name and Address

The full name of the subject company, it’s address and telephone number for its principal executive offices are:

Fantex, Inc.

330 Townsend Street, Suite 234

San Francisco, CA 94107

Phone: (415) 592-5950

(b) Securities

As of September 16, 2016, the Company had a total of 100,000,000 shares of Platform Common Stock, par value $0.0001 (“Platform Common”), 421,100 shares of Fantex Series Vernon Davis Convertible Tracking Stock, par value $0.0001 (“Fantex Series Vernon Davis”), 523,700 shares of Fantex Series EJ Manuel Convertible Tracking Stock, par value $0.0001 (“Fantex Series EJ Manuel”), 164,300 shares of Fantex Series Mohamed Sanu Convertible Tracking Stock, par value $0.0001 (“Fantex Series Mohamed Sanu”), 835,800 shares of Fantex Series Alshon Jeffery Convertible Tracking Stock, par value $0.0001 (“Fantex Series Alshon Jeffery”), 362,200 shares of Fantex Series Michael Brockers Convertible Tracking Stock, par value $0.0001 (“Fantex Series Michael Brockers”), 268,100 shares of Fantex Series Jack Mewhort Convertible Tracking Stock, par value $0.0001 (“Fantex Series Jack Mewhort”), and 4,540,433 shares of Fantex Series Professional Sports Convertible Tracking Stock, par value $0.0001 (“Fantex Series Professional Sports,” and together with Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Alshon Jeffery, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, each a “Tracking Stock” and together the “Tracking Stocks”), issued and outstanding.

(c) Trading Market and Price

There is no established public trading market for shares of the Company’s platform common stock. The information set forth in the Information Statement under the caption “Trading Market and Price” on pages 16-17 of the Information Statement is incorporated herein by reference.

(d) Dividends

The information set forth in the Information Statement under the caption “Dividends Paid by the Company” on page 18 of the Information Statement is incorporated herein by reference.

(e) Prior Public Offerings

The information set forth in the Information Statement under the caption “Prior Public Offerings” on page 18 of the Information Statement is incorporated herein by reference.

(f) Prior Stock Purchases

The information set forth in the Information Statement under the caption “Stock Purchases by the Company” on page 18 of the Information Statement is incorporated herein by reference.

ITEM 3.                        IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address

The filing person is Fantex, Inc., the subject company. The address of Fantex, Inc.’s principal executive office is 330 Townsend Street, Suite 234, San Francisco, CA 94107 and its telephone number is (415) 592-5950.

(b) Business and Background of Entities

Not applicable.

(c) Business and Background of Natural Persons

The information set forth in the Information under the caption “Identity and Background of the Directors and Officers of the Company” on pages 19-21 of the Information Statement is incorporated herein by reference.

ITEM 4.                        TERMS OF THE TRANSACTION.

(a) (1) Material Terms. Tender Offers

Not applicable.

(a) (2) Material Terms. Mergers or Similar Transactions

The information set forth in the Information Statement under the captions “Summary of Terms Sheet” on pages 1-6 of the Information Statement, “Questions and Answers About the Reverse/Forward Stock Split” on pages 5-8 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Stock Split” on pages 23-24 of the Information Statement and “Special Factors” on pages 8-40 of the Information Statement is incorporated herein by reference.

(c) Different Terms

The information set forth in the Information Statement under the captions “Summary of Terms Sheet” on pages 1-6 of the Information Statement and “Special Factors” on pages 8-14 of the Information Statement is incorporated herein by reference.

(d) Appraisal Rights

The information set forth in the Information Statement under the caption “Special Factors — Dissenter’s and Appraisal Rights” on page 8 of the Information Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Stockholders

None.

(f) Eligibility for Listing or Trading

Not applicable.

ITEM 5.                        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

(a) Transactions

The information set forth in the Information Statement under the captions “Prior Transactions Between the Company and Fantex Holdings, Inc. During the Past Two Years and Transactions with Related Persons and Entities” on pages 23-25 of the Information Statement, “Security Ownership of Certain Beneficial Owners and Management” on page 22 of the Information Statement and “Special Factors — Background and Cost” on pages 8-9 of the Information Statement is incorporated herein by reference.

(b) Significant Corporate Events

The information set forth in the Information Statement under the captions “Prior Transactions Between the Company and Fantex Holdings, Inc. During the Past Two Years and Transactions with Related Persons and Entities” on pages 23-25 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on page 22 of the Information Statement is incorporated herein by reference.

(c) Negotiations or Contacts

The information set forth in the Information Statement under the captions “Prior Transactions Between the Company and Fantex Holdings, Inc. During the Past Two Years and Transactions with Related Persons and Entities” on pages 23-25 of the Information Statement and “Special Factors — Background and Cost” on pages 8-9 of the Information Statement is incorporated herein by reference.

(e) Agreements Involving the Company’s Securities.

The information set forth in the Information Statement under the captions “Prior Transactions Between the Company and Fantex Holdings, Inc. During the Past Two Years and Transactions with Related Persons and Entities” on pages 23-25 of the Information Statement and “Security Ownership of Certain Beneficial Owners and Management” on page 22 of the Information Statement is incorporated herein by reference.

ITEM 6.                        PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired

Any registered stockholder who holds fewer than 200 shares of a specific series of Tracking Stock in his, her or its account immediately prior to the effective time of the Reverse Split will receive a cash payment of $2.70 per pre-Reverse Split share of Fantex Series Vernon Davis, $1.90 per pre-Reverse Split share of Fantex Series EJ Manuel, $12.32 per pre-Reverse Split share of Fantex Series Mohamed Sanu, $8.40 per pre-Reverse Split share of Fantex Series Alshon Jeffery, $9.06 per pre-Reverse Split share of Fantex

Series Michael Brockers  and $12.13 per pre-Reverse Split share of Fantex Series Jack Mewhort in lieu of issuing fractional shares that would otherwise result from the Reverse/Forward Split. The fractional shares of each such series of Tracking Stock acquired in the Reverse/Forward Split will be held as treasury stock and will be available to be reissued at a future date. If a registered stockholder holds more than 200 shares of a particular series of Tracking Stock in his, her or its account, any fractional share in such account immediately prior to the effective time of the Reverse Split will not be cashed out after the Reverse Split but will be subject to the Forward Split effected immediately thereafter such that the total number of shares held by such holder will not change as a result of the Reverse/Forward Split. In addition, registered holders of the Company’s Fantex Sports Portfolio 1 Units (the “Units”) will not be entitled to receive any cash payment, and the total number of Units and the total number of shares of Common Stock included in each such Unit will not change as a result of the Reverse/Forward Split.

(c)(1)-(8) Plans

The information set forth in the Information Statement under the captions “Special Factors — Structure of the Reverse/Forward Split” on pages 7-8 of the Information Statement, “Summary of Terms Sheet” on pages 1-6 of the Information Statement, “Special Factors — Reasons for the Reverse/Forward Split” on pages 9-10 of the Information Statement,  “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement, “Special Factors — Procedural Fairness of the Reverse/Forward Split” on pages 10-11 of the Information Statement, “Special Factors — U.S. Federal Income Tax Consequences of the Reverse/Forward Split” on pages 11-14 of the Information Statement,  “Special Factors — Termination of Exchange Act Registration” on page 14 of the Information Statement and “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares” on page 15 of the Information Statement is incorporated herein by reference.

(d) Subject company negotiations.

Not applicable.

ITEM 7.                        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) Purposes

The information set forth in the Information Statement under the caption “Special Factors — Reasons for the Reverse/Forward Split” on pages 9-10 of the Information Statement is incorporated herein by reference.

(b) Alternatives

The information set forth in the Information Statement under the caption “Special Factors — Strategic Alternatives Considered” on pages 9-10 of the Information Statement is incorporated herein by reference.

(c) Reasons

The information set forth in the Information Statement under the caption “Special Factors — Reasons for the Reverse/Forward Split” on pages 9-10 of the Information Statement is incorporated herein by reference.

(d) Effects

The information set forth in the Information Statement under the captions “Special Factors — Structure of the Reverse/Forward Split” on pages 7-8 of the Information Statement, “Special Factors — Background and Cost” on page 8-9 of the Information Statement, “Special Factors — Reasons for the Reverse/Forward Split” on pages 9-10, “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement, “Special Factors — U.S. Federal Income Tax Consequences of the Reverse/Forward Split” on pages 11-14 of the Information Statement, “Special Factors — Termination of Exchange Act Registration” on page 14 of the Information Statement, “Effect of the Reverse/Forward Split on the Number of Authorized and Issued Shares” on page 15 of the Information Statement, “Summary of Term Sheet  — Q: What are some of the advantages of the Reverse/Forward Split?” on page 3 and “Summary of Term Sheet  — Q: What are some of the disadvantages of the Reverse/Forward Split?” on pages 3-4 of the Information Statement is incorporated herein by reference.

ITEM 8.                        FAIRNESS OF THE TRANSACTION.

(a) Fairness

The information set forth in the Information Statement under the captions “Summary of Terms Sheet” on pages 1-6 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Split” on pages 7-8 of the Information Statement,  “Special Factors — Reasons for the Reverse/Forward Split” on page 9 of the Information Statement, “Special Factors — Strategic Alternatives Considered” on pages 9-10 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement and “Special Factors — Procedural Fairness of the Reverse/Forward Split” on pages 10-11 of the Information Statement is incorporated herein by reference. No director dissented from voting on the Rule 13e-3 transaction. Fantex Holdings, Inc. (“Fantex Holdings”), the Company’s parent, owns 100% of the Company’s issued and outstanding platform common stock, which provides it with sole voting power over the Company’s common stock. Each of the Company’s officers and directors beneficially owns shares of Fantex Holdings capital stock. Cornell “Buck” French and David Beirne, two of the Company’s directors, beneficially own 19.5% and 24.1% of Fantex Holdings capital stock, respectively. Mr. French and Mr. Beirne are each members of the board of directors of Fantex Holdings, along with John Elway, Joshua Levine, Bruce Dunlevie and Duncan Niederauer, and as such, in effect, share voting power over substantially all of the total voting power of Fantex common stock as of September 16, 2016. The material facts as to each such director’s interest are known to or have been fully disclosed to each of the other members of the Company’s Board of Directors (the Board) and to stockholders of the Company in the Company’s public filings with the Securities and Exchange Commission (the “SEC”).

(b) Factors Considered in Determining Fairness

The information set forth in the Information Statement under the captions “Summary of Terms Sheet” on pages 1-6 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Split” on pages 7-8 of the Information Statement,  “Special Factors — Reasons for the Reverse/Forward Split” on page 9 of the Information Statement, “Special Factors — Strategic Alternatives Considered” on pages 9-10 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement and “Special Factors — Procedural Fairness of the Reverse/Forward Split” on pages 10-11 of the Information Statement is incorporated herein by reference.

(c) Approval of Security Holders

The transaction is not structured to require approval of at least a majority of stockholders being cashed out. The information set forth in the Information Statement under the captions “Summary of Terms Sheet” on pages 1-6 of the Information Statement and “Special Factors — Procedural Fairness of the Reverse/Forward Split” on pages 10-11 of the Information Statement is incorporated herein by reference.

(d) Unaffiliated Representative

No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of stockholders being cashed out for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

(e) Approval of Directors

The Board, including independent directors, voted unanimously to approve the Reverse/Forward Split.

(f) Other Offers

The information set forth in the Information Statement under the caption “Special Factors — Strategic Alternatives Considered” on pages 9-10 of the Information Statement is incorporated herein by reference.

ITEM 9.                        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal

The information set forth in the Information Statement under the caption “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal

The information set forth in the Information Statement under the caption “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement is incorporated herein by reference.

(c) Availability of Documents

The full text of the written valuation reports of Timan LLC are attached hereto as Appendix A. The valuation reports are directed to the Board and relate only to the valuation of the Company’s Tracking Stocks. The valuation reports do not constitute a fairness opinion or a recommendation to any stockholder with respect to the Reverse/Forward Split or any other matter voted upon by the stockholders of the Company. The valuation reports will be made available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested equity security holder of the Company or a representative of such holder who has been designated in writing.

ITEM 10.                 SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

The information set forth in the Information Statement under the caption “Special Factors — Background and Cost” on pages 8-9 of the Information Statement is incorporated herein by reference.

ITEM 11.                 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Security Ownership

The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” on page 22 of the Information Statement is incorporated herein by reference.

(b) Securities Transactions

The information set forth in the Information Statement under the captions “Security Ownership of Certain Beneficial Owners and Management” on page 22 of the Information Statement and “Prior Transactions between the Company and Fantex Holdings, Inc. During the Past Two Years and Transactions with Related Persons” on pages 23-25 of the Information Statement is incorporated herein by reference.

ITEM 12.                 THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in Going-Private Transaction

The Board and the holders of a majority of the Company’s Common Stock have approved amendments to the Company’s Certificate of Incorporation to effect the Reverse Stock Split. The information set forth in the Information Statement under the caption “Summary of Terms Sheet” on pages 1-6 of the Information Statement is incorporated herein by reference.

(e) Recommendations of Others

The information set forth in the Information Statement under the captions “Summary of Terms Sheet” on pages 1-6 of the Information Statement, “Special Factors — Structure of the Reverse/Forward Split” on pages 7-8 of the Information Statement,  “Special Factors — Reasons for the Reverse/Forward Split” on page 9 of the Information Statement, “Special Factors — Strategic Alternatives Considered” on pages 9-10 of the Information Statement, “Special Factors — Fairness of the Reverse/Forward Split to Stockholders” on page 10 of the Information Statement and “Special Factors — Procedural Fairness of the Reverse/Forward Split” on pages 10-11 of the Information Statement is incorporated herein by reference.

ITEM 13.                 FINANCIAL STATEMENTS.

The information set forth in the Information Statement under the caption “Financial Information” on page 26 of the Information Statement is incorporated herein by reference.

ITEM 14.                 PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations

None.

(b) Employees and Corporate Assets

The information set forth in the Information Statement under the caption “Special Factors — Background and Cost” on pages 8-9 of the Information Statement is incorporated herein by reference.

ITEM 15.                 ADDITIONAL INFORMATION.

The information set forth in the Information Statement, including all annexes thereto, and each exhibit hereto, is incorporated herein by reference.

ITEM 16.                 EXHIBITS.

(a) The Company’s Information Statement on Schedule 14C filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

(b) Not applicable.

(c) The written valuation reports of Timan LLC are attached hereto as Appendix A.

(d) Not applicable.

(f) Not applicable.

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2016

FANTEX, INC.

By:	/s/ Cornell “Buck” French
Cornell “Buck” French, Chief Executive Officer

APPENDIX A

September 5, 2016 The Board of Directors Fantex, Inc. 330 Townsend Street, Suite 234 San Francisco, CA 94107 Dear Board Member: Thank you for the opportunity to work with your company. At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of Vernon Davis Tracking Stock (“VDTS”) of Fantex, Inc. (“Fantex”) as of August 31, 2016 (the "Valuation Date"). Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of VDTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC. Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC. Timan LLC provides equity class appraisal services. We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes. Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals. Summary of Findings Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series Vernon Davis Convertible Tracking Stock as of August 31, 2016, is reasonably estimated to be $2.20 per share. This opinion is subject to the limiting conditions detailed in Section 1 of the attached report. Disclosure We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets. The fee paid for our services in no way influenced the results of our analyses. We are pleased to provide this valuation service to Fantex. Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis. Respectfully submitted, Victor Gilberti Vice President, Timan LLC Attachment 1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

 Valuation Report of Fantex Series Vernon Davis Convertible Tracking Stock Prepared for Fantex, Inc. By Timan LLC Valuation Date August 31, 2016 Report Date September 5, 2016 This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the "IRS") and the Securities and Exchange Commission (the "SEC"). Confidential Page 2 September 5, 2016

TABLE OF CONTENTS

1 ENGAGEMENT OVERVIEW 4
1.1 Purpose and Scope 4
1.2 Summary of Findings 5
1.3 Limiting Conditions 5

2 OVERVIEW 6
2.1 Description and Status of Fantex Series Vernon Davis Convertible Tracking Stock 6
2.2 Unit of Account 6
2.3 Capital Structure 6
2.4 Liquidity 6

3 VALUATION ANALYSIS 6
3.1 Key Assumptions 7
3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date 8
Table 1 Balance Sheet and Valuation Conclusion 8
3.3 DCF and Brand Equity Analysis 8
Table 2 Bond Market Metrics 9
3.4 Tracking Stock Transaction History 9
Table 3 Level 2 Transaction Data 10
Table 4 Valuation Approach Reconciliation 10

4 CERTIFICATION BY TIMAN LLC 11

5 EXHIBIT A: APPRAISERS' QUALIFICATIONS 12

6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 13
6.1 Approaches to Enterprise Valuation 13
6.2 Discounted Cash Flow Analysis 13
Table 5 Cash Flow Model – Summary Net to shareholder 15

Confidential Page 3 September 5, 2016

 1 ENGAGEMENT OVERVIEW 1.1 Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series Vernon Davis Convertible Tracking Stock. Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation. “Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends). We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report. Scope of Analysis In conducting this Fair Value study, our analysis included, but was not necessarily limited to: !Discussions with Management concerning the specific tracking stock to be valued. !Reviewing the offering and documentation of the Fantex Series Vernon Davis Convertible Tracking Stock including the Brand Agreement. !Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents. !A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable. !We did NOT perform a review of the underlying professional sports and endorsement contracts associated with VDTS and such a review is beyond the scope of our engagement. We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings. !This valuation is NOT a fairness opinion and should not be considered as such. Confidential Page 4 September 5, 2016

 1.2 Summary of Findings Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series Vernon Davis Convertible Tracking Stock, as of August 31, 2016, is reasonably estimated to be $2.20 per share. 1.3 Limiting Conditions !The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation. !No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC. !Timan is not a law firm. Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report. Should such matters be material to the users of this report, proper legal counsel should be obtained. !The compatibility of this report's conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed. !This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. !The valuation process is not a finding of fact; it is a finding of opinion. !This report's conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources. They are supported by our research, analysis, and informed and unbiased opinion. !There is no guarantee that all information necessary and relevant to support this report's value conclusions has been disclosed to Timan LLC. !No necessary and relevant information has been knowingly withheld. !This appraisal did not include in-person interviews with Management. !Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein. !We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material. !Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly. Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events. !We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation. !Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the Confidential Page 5 September 5, 2016

 accuracy or completeness of such information, and have accepted it without further verification. 2 OVERVIEW This section provides an overview of the VDTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management. 2.1 Description and Status of Fantex Series Vernon Davis Convertible Tracking Stock Fantex Series Vernon Davis Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors. 2.2 Unit of Account The unit of account is the Fantex Series Vernon Davis Convertible Tracking Stock on a per share basis. The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive. 2.3 Capital Structure The investor receives a share in the VDTS that is also convertible (with restrictions) into Fantex platform common stock. All cash flows available to VDTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally. The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size. 2.4 Liquidity The investors are free to sell their shares to any other qualified purchaser at any time. As of the Valuation Date there is no active market for VDTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date. As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series Vernon Davis Convertible Tracking Stock. Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the VDTS. 3 VALUATION ANALYSIS Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels: Level 1-Quoted price for identical item in an active and observable market. Level 2 - Identical item transaction price in a non-active market, or similar item in an active market. Confidential Page 6 September 5, 2016

 Level 3 – Unobservable inputs for the item. Analytical modeling approaches are used to determine value. In the Specific case of Fantex Series Vernon Davis Convertible Tracking Stock (the unit of account) there are no Level 1 inputs. There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation. Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data. The characteristics of an investment in the Fantex Series Vernon Davis Convertible Tracking Stock are a series of cash flows with a terminal value payout. As such the valuation of VDTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus. The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model. The analytical model was calibrated to both recent direct transactions and the most recent private placement of VDTS. Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment. 3.1 Key Assumptions The calculations include the following characteristics, assumptions and approach: •We were provided details of all cash obligations and payments in the offering and related documentation. We have used this data input as the basis for our DCF modeling. •The Terminal Value is determined from the terminating transaction. Management indicates that this terminating transaction is a one for one exchange of a share of VDTS into a share of the Platform Common stock. Based upon all reasonable assumptions, The VDTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares. As a result the terminal value is de minimis and assumed to be zero. •The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions). The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk. •There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments. We have assumed that there is no delay with respect to the payments. •Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions. Confidential Page 7 September 5, 2016

3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1 Balance Sheet and Valuation Conclusion

Vernon Davis Tracking Stock
Proforma Balance Sheet 8-31-16

			High Scenario [5] $1m/yr endorse/ no decay	Low Scenario [6] no endorsements
Cash	639,540	[1]	639,540	639,540
Amounts Due from Athlete	55,268		55,268	55,268
Other Assets	105,260	[7]	105,260	105,260
Brand Contract @ FV	768,705	[2]	977,217	440,302
Total Assets	**1,568,773**		**1,777,286**	**1,240,370**
Due to Parent	7,337	[3]	7,337	7,337
Dividend Payable	631,650	[4]	631,650	631,650
Total Liabilities	**638,987**		**638,987**	**638,987**
Net Equity	**929,786**		**1,138,299**	**601,383**
Shares Outstanding	**421,100**		**421,100**	**421,100**
FV Per Share	**2.21**		**2.70**	**1.43**

[1] Cash is net of any fees and attributed 100% to the shareholders of Tracking Stock
[2] Brand Contract Value is the ASC 820 Value as of 8-31-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)
[3] Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid
[4] Dividend to be declared on 8/16, pending BOD approval
[5] Assumes endorsement income after 2017 remains constant for seven years
[6] Assumes no endorsement income after 2017.
[7] Represents a 10% stake In 4 Jamba Juice stores we co-invested with him in 2015. Management believes that cost represents fair value.

3.3 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B). The Brand Equity cash flow analysis is based upon input from Management and their projections. We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support. In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date. We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Confidential Page 8 September 5, 2016

Percent Table 2 Bond Market Metrics m 3.4 Tracking Stock Transaction History There have a small number of marketplace transactions and one private placement since the original offering of the VDTS. Since each security in the transaction listing in Table 3 is identical to VDTS, the transactions can be considered Level 2 (as there is not an active market for the securities). Confidential Page 9 September 5, 2016 BofA Merrill Lynch US High Yield Effective Yield© 7.3 7.2 7.1 7.0 6.9 6.8 6.7 6.6 6.5 6.4 6.3 2016-07-04 2016-07-11 2016-07-18 2016-07-25 2016-08-01 2016-08-08 2016-08-15 2016-08-22 2016-08-29 Source: BofA Merrill Lynch fred.stlouisfed.orgmyf.red/g/6W4

Table 3 Level 2 Transaction Data

Tracking Stock Transaction History

	Date	Volume	Price
Marketplace Transactions			
	3/4/16	10	$7.50
	3/4/16	27	$7.50
	3/4/16	30	$7.90
	3/4/16	34	$7.89
	3/4/16	120	$7.90
	3/11/16	2	$8.00
	3/11/16	3	$8.00
	3/24/16	6	$7.50
	3/31/16	1	$7.50
	5/6/16	1	$5.50
	6/1/16	1	$4.80
	6/6/16	4	$7.45
	6/6/16	1	$7.45
	6/6/16	7	$7.45
	6/6/16	6	$7.45
	6/10/16	2	$7.00
	6/28/16	1	$5.50
closure of trading -->	7/25/16	15	$0.05
platform announced	7/25/16	5	$2.00
	8/1/16	2	$1.99
	8/1/16	10	$1.00
	8/1/16	25	$0.21
	8/1/16	10	$0.21
	8/2/16	3	$1.00
	8/2/16	15	$1.00
	8/3/16	4	$1.00
	8/3/16	10	$0.50
	8/5/16	2	$0.31
	8/5/16	72	$1.00
	8/8/16	50	$1.00
Original Offering			
	4/28/14	421,100	$10.00
Private Placement			
	7/22/16	102,454	$3.65
PP price adjusted for ex-dividend			$2.15

The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date.

Table 4 Valuation Approach Reconciliation

Valuation Reconciliation

	Value Implied	Weighting	Value
Level 1	n/a	0%	$0
Level 2	$2.15	10%	$0.22
Level 3	$2.21	90%	$1.99
		Total Value	$2.20

Confidential Page 10 September 5, 2016

 4 CERTIFICATION BY TIMAN LLC I certify that to the best of my knowledge and belief: !In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued; !I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved; !I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment; !My engagement in this assignment was not contingent upon developing or reporting predetermined results; !My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal; !The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions; !The statements of fact contained in this report are true and correct. Victor Gilberti Vice President, Timan LLC September 5, 2016 Confidential Page 11 September 5, 2016

 5 EXHIBIT A: APPRAISERS' QUALIFICATIONS Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India. Victor Gilberti Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur. He has been performing valuations with Timan LLC since 2007. Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm. He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license. He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group. He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator. Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business. Confidential Page 12 September 5, 2016

 6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 6.1 Approaches to Enterprise Valuation The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise – the market, income, and asset-based approaches. (The asset-based approach is sometimes referred to as the "asset approach", the "cost approach", or the "sum-of-the-parts approach".) We consider each approach before settling on one or more to use to estimate the value of a particular enterprise. The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment. Market Approach to Enterprise Valuation The market approach relies on data generated by actual market transactions. These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies – or in the Company itself. To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics. Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value. Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies). Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company's lack of marketability, or based on a comparison company's difference on some relevant characteristic when compared to the enterprise being valued. Income Approach to Enterprise Valuation The principle underlying the income approach is that a company's (or security's) value is based on the expectation of a stream of future benefits. This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise). The income approach is most commonly applied using the Discounted Cash Flow (DCF) method. A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values. Asset-Based Approach to Enterprise Valuation The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities. The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods. The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets. This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence. 6.2 Discounted Cash Flow Analysis The value of an asset is the present value of its expected returns. An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates. In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the Confidential Page 13 September 5, 2016 company’s cost of capital. The process for this method of valuation requires a projected stream of benefits and a required rate of return. The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections. An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation. In building a DCF model the following risk factors are taken into account: • The Company’s past financial performance; • Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company; • The presence of potential competitors to the Company; and • Other risks associated with growth and profitability initiatives. Terminal Value In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders. The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady. This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value. We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders. An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data. This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise. Selection of a Risk Adjusted Discount Rate The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return. This rate may also be called the Weighted Average Cost of Capital. The rate of return must also be one that is acceptable to the seller. The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts. This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties. Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer. This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value. To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered. A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations. Confidential Page 14 September 5, 2016

 Table 5 Cash Flow Model – Summary Net to shareholder END OF REPORT. Confidential Page 15 September 5, 2016 FANTEX INC VERNON DAVIS BRAND CONTRACT VALUATION GROSS CONTRACT VALUE VALUATION AS OF 8/31/16 2016 2017 $0$0$825,735$1,449,265$187,500$1,089,827$581,794$1,468,956$1,000,000$900,000$800,000$700,000$600,000$500,000$400,000$300,000$200,000$100,000$0 Date9/30/1612/31/163/31/176/30/179/30/1712/31/176/30/186/30/196/30/206/30/216/30/226/30/236/30/246/30/256/30/266/30/2712/31/28 Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings) $ 82,574 $ 144,926 $ 18,750 $ 108,983 $ 58,179 $ 146,896 $ 100,000 $ 90,000 $ 80,000 $ 70,000 $ 60,000 $ 50,000 $ 40,000 $ 30,000 $ 20,000 $ 10,000 $ - Less: Expenses to be charged before dividend Attribution to platform common stock (5%) 4,129 7,246 938 5,449 2,909 7,345 5,000 4,500 4,000 3,500 3,000 2,500 2,000 1,500 1,000 500 - Management Fee (5%) 3,922 6,884 891 5,177 2,764 6,978 4,750 4,275 3,800 3,325 2,850 2,375 1,900 1,425 950 475 - Marketing (6%) 4,707 8,261 1,069 6,212 3,316 8,373 5,700 5,130 4,560 3,990 3,420 2,850 2,280 1,710 1,140 570 - Net Cash Flow Available to Tracking Stock Shareholders $ 69,816 $ 122,535 $ 15,853 $ 92,145 $ 49,191 $ 124,200 $ 84,550 $ 76,095 $ 67,640 $ 59,185 $ 50,730 $ 42,275 $ 33,820 $ 25,365 $ 16,910 $ 8,455 $ - Dividend Payment to Shareholders $ 69,816$ 138,388$ 141,336$ 208,750 $ 76,095 $ 67,640 $ 59,185 $ 50,730 $ 42,275 $ 33,820 $ 25,365 $ 16,910 $ 8,455 $ - Discount Rate 7.83%Present Value factor 0.9938 0.9572 0.9217 0.8711 0.8079 0.7491 0.6947 0.6442 0.5974 0.5539 0.5137 0.4764 0.4418 0.3944 hi yield bond 6.33%Net Present Value of payment $ 69,385$ 132,460$ 130,263$ 181,848 $ 61,475 $ 50,666 $ 41,114 $ 32,681 $ 25,257 $ 18,734 $ 13,030 $ 8,056 $ 3,736 $ - premium (player specific risk adjustment) 1.50%Total Present Value $ 768,705 Assumptions Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis. These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2016. Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016. Tracking Stock is entitled to 10% of the gross Total earnings, less expenses Shareholder is only entitled to 95% of the gross cash flows from the tracking stock Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution) Marketing expenses are estimated at 6% of cash receipts Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June. Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Date Earnings Player Contracts$4,478,077 Endorsements & other earnings$6,625,000 TOTAL Earnings$11,103,077 3/31/166/30/169/30/1612/31/16 $0$0$638,235$1,261,765 $0$0$187,500$187,500 3/31/176/30/179/30/1712/31/17 $0$902,327$394,294$1,281,456 $187,500$187,500$187,500$187,500 6/30/186/30/196/30/206/30/216/30/226/30/236/30/246/30/256/30/266/30/2712/31/28 $0$0$0$0$0$0$0$0$0$0$0 $1,000,000$900,000$800,000$700,000$600,000$500,000$400,000$300,000$200,000$100,000$0

September 5, 2016 The Board of Directors Fantex, Inc. 330 Townsend Street, Suite 234 San Francisco, CA 94107 Dear Board Member: Thank you for the opportunity to work with your company. At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of EJ Manuel Tracking Stock (“EJMTS”) of Fantex, Inc. (“Fantex”) as of August 31, 2016 (the "Valuation Date"). Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of EJMTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC. Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC. Timan LLC provides equity class appraisal services. We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes. Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals. Summary of Findings Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series EJ Manuel Convertible Tracking Stock as of August 31, 2016, is reasonably estimated to be $1.84 per share. This opinion is subject to the limiting conditions detailed in Section 1 of the attached report. Disclosure We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets. The fee paid for our services in no way influenced the results of our analyses. We are pleased to provide this valuation service to Fantex. Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis. Respectfully submitted, Victor Gilberti Vice President, Timan LLC Attachment 1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

 Valuation Report of Fantex Series EJ Manuel Convertible Tracking Stock Prepared for Fantex, Inc. By Timan LLC Valuation Date August 31, 2016 Report Date September 5, 2016 This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the "IRS") and the Securities and Exchange Commission (the "SEC"). Confidential Page 2 September 5, 2016

TABLE OF CONTENTS

1 ENGAGEMENT OVERVIEW 4
- 1.1 PURPOSE AND SCOPE 4
- 1.2 SUMMARY OF FINDINGS 5
- 1.3 LIMITING CONDITIONS 5

2 OVERVIEW 6
- 2.1 DESCRIPTION AND STATUS OF FANTEX SERIES EJ MANUEL CONVERTIBLE TRACKING STOCK 6
- 2.2 UNIT OF ACCOUNT 6
- 2.3 CAPITAL STRUCTURE 6
- 2.4 LIQUIDITY 6

3 VALUATION ANALYSIS 6
- 3.1 KEY ASSUMPTIONS 7
- 3.2 VALUATION CONCLUSION AND BALANCE SHEET SUMMARY AS OF VALUATION DATE 8
  - Table 1 Balance Sheet and Valuation Conclusion 8
- 3.3 DCF AND BRAND EQUITY ANALYSIS 8
  - Table 2 Bond Market Metrics 9
- 3.4 TRACKING STOCK TRANSACTION HISTORY 9
  - Table 3 Level 2 Transaction Data 10
  - Table 4 Valuation Approach Reconciliation 11

4 CERTIFICATION BY TIMAN LLC 11

5 EXHIBIT A: APPRAISERS' QUALIFICATIONS 12

6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 13
- 6.1 APPROACHES TO ENTERPRISE VALUATION 13
- 6.2 DISCOUNTED CASH FLOW ANALYSIS 13
  - Table 5 Cash Flow Model – Summary Net to shareholder 15

Confidential Page 3 September 5, 2016

 1 ENGAGEMENT OVERVIEW 1.1 Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series EJ Manuel Convertible Tracking Stock. Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation. “Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends). We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report. Scope of Analysis In conducting this Fair Value study, our analysis included, but was not necessarily limited to: !Discussions with Management concerning the specific tracking stock to be valued. !Reviewing the offering and documentation of the Fantex Series EJ Manuel Convertible Tracking Stock including the Brand Agreement. !Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents. !A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable. !We did NOT perform a review of the underlying professional sports and endorsement contracts associated with EJMTS and such a review is beyond the scope of our engagement. We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings. !This valuation is NOT a fairness opinion and should not be considered as such. Confidential Page 4 September 5, 2016

 1.2 Summary of Findings Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series EJ Manuel Convertible Tracking Stock, as of August 31, 2016, is reasonably estimated to be $1.84 per share. 1.3 Limiting Conditions !The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation. !No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC. !Timan is not a law firm. Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report. Should such matters be material to the users of this report, proper legal counsel should be obtained. !The compatibility of this report's conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed. !This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. !The valuation process is not a finding of fact; it is a finding of opinion. !This report's conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources. They are supported by our research, analysis, and informed and unbiased opinion. !There is no guarantee that all information necessary and relevant to support this report's value conclusions has been disclosed to Timan LLC. !No necessary and relevant information has been knowingly withheld. !This appraisal did not include in-person interviews with Management. !Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein. !We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material. !Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly. Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events. !We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation. !Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the Confidential Page 5 September 5, 2016

 accuracy or completeness of such information, and have accepted it without further verification. 2 OVERVIEW This section provides an overview of the EJMTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management. 2.1 Description and Status of Fantex Series EJ Manuel Convertible Tracking Stock Fantex Series EJ Manuel Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors. 2.2 Unit of Account The unit of account is the Fantex Series EJ Manuel Convertible Tracking Stock on a per share basis. The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive. 2.3 Capital Structure The investor receives a share in the EJMTS that is also convertible (with restrictions) into Fantex platform common stock. All cash flows available to EJMTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally. The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size. 2.4 Liquidity The investors are free to sell their shares to any other qualified purchaser at any time. As of the Valuation Date there is no active market for EJMTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date. As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series EJ Manuel Convertible Tracking Stock. Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the EJMTS. 3 VALUATION ANALYSIS Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels: Level 1-Quoted price for identical item in an active and observable market. Level 2 - Identical item transaction price in a non-active market, or similar item in an active market. Confidential Page 6 September 5, 2016

 Level 3 – Unobservable inputs for the item. Analytical modeling approaches are used to determine value. In the Specific case of Fantex Series EJ Manuel Convertible Tracking Stock (the unit of account) there are no Level 1 inputs. There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation. Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data. The characteristics of an investment in the Fantex Series EJ Manuel Convertible Tracking Stock are a series of cash flows with a terminal value payout. As such the valuation of EJMTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus. The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model. The analytical model was calibrated to both recent direct transactions and the most recent private placement of EJMTS. Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment. 3.1 Key Assumptions The calculations include the following characteristics, assumptions and approach: •We were provided details of all cash obligations and payments in the offering and related documentation. We have used this data input as the basis for our DCF modeling. •The Terminal Value is determined from the terminating transaction. Management indicates that this terminating transaction is a one for one exchange of a share of EJMTS into a share of the Platform Common stock. Based upon all reasonable assumptions, The EJMTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares. As a result the terminal value is de minimis and assumed to be zero. •The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions). The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk. •There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments. We have assumed that there is no delay with respect to the payments. •Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions. Confidential Page 7 September 5, 2016

3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1 Balance Sheet and Valuation Conclusion

EJ Manuel Tracking Stock
Proforma Balance Sheet 8-31-16

			High Scenario (5) $150k/yr endorse/ no decay	Low Scenario (6) no endorsements, one less contract yr
Cash	200,142	(1)	200,142	200,142
Amounts Due from Athlete	2,221		2,221	2,221
Brand Contract @ FV	960,485	(2)	988,607	708,229
Total Assets	**1,162,848**		**1,190,970**	**910,592**
Due to Parent	2,176	(3)	2,176	2,176
Dividend Payable	193,769	(4)	193,769	193,769
Total Liabilities	**195,945**		**195,945**	**195,945**
Net Equity	**966,903**		**995,025**	**714,647**
Shares Outstanding	**523,700**		**523,700**	**523,700**
FV Per Share	**1.85**		**1.90**	**1.36**

(1) Cash is net of any fees and attributed 100% to the shareholders of Tracking Stock
(2) Brand Contract Value is the ASC 820 Value as of 8-31-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)
(3) Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid
(4) Dividend to be declared on 8/16, pending BOD approval
(5) Assumes endorsement income after 2017 remains constant for seven years
(6) Assumes no endorsement income after 2017. Assume one less playing year under contract.

3.3 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B). The Brand Equity cash flow analysis is based upon input from Management and their projections. We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support. In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date. We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Confidential Page 8 September 5, 2016

Percent Table 2 Bond Market Metrics m 3.4 Tracking Stock Transaction History There have a small number of marketplace transactions and one private placement since the original offering of the EJMTS. Since each security in the transaction listing in Table 3 is identical to EJMTS, the transactions can be considered Level 2 (as there is not an active market for the securities). Confidential Page 9 September 5, 2016 BofA Merrill Lynch US High Yield Effective Yield© 7.3 7.2 7.1 7.0 6.9 6.8 6.7 6.6 6.5 6.4 6.3 2016-07-04 2016-07-11 2016-07-18 2016-07-25 2016-08-01 2016-08-08 2016-08-15 2016-08-22 2016-08-29 Source: BofA Merrill Lynch fred.stlouisfed.orgmyf.red/g/6W4

Table 3 Level 2 Transaction Data

Tracking Stock Transaction History

	Date	Volume	Price
Marketplace Transactions			
	1/29/16	21	$5.98
	1/29/16	3	$6.00
	1/29/16	100	$6.00
	1/29/16	76	$6.00
	3/10/16	10	$4.00
	3/30/16	5	$4.00
	3/30/16	5	$4.00
	4/1/16	2	$4.50
	4/1/16	1	$4.50
	4/8/16	2	$4.50
	4/12/16	2	$4.50
	5/12/16	2	$2.80
	5/13/16	1	$2.80
	5/13/16	1	$3.00
	5/13/16	10	$3.00
	5/19/16	10	$3.00
	6/10/16	1	$3.00
	7/1/16	2	$1.10
closure of trading -->	7/25/16	184	$1.10
platform announced	7/25/16	5	$1.10
	7/25/16	95	$0.75
	7/25/16	5	$0.55
	7/26/16	15	$0.55
	7/26/16	6	$0.55
	7/26/16	189	$0.55
	7/26/16	38	$0.50
	7/26/16	171	$0.40
	7/26/16	100	$0.50
	7/26/16	400	$0.50
	7/27/16	129	$0.50
	7/28/16	10	$0.48
	7/29/16	2	$0.25
	7/29/16	1	$0.25
	7/29/16	97	$0.25
	8/1/16	8	$0.48
	8/1/16	2	$0.48
	8/1/16	97	$0.50
	8/1/16	100	$0.50
	8/1/16	1	$0.50
	8/1/16	10	$0.48
	8/1/16	2	$0.48
	8/1/16	12	$0.48
	8/1/16	1	$0.48
	8/1/16	10	$0.48
	8/1/16	30	$0.48
	8/2/16	135	$0.50
	8/8/16	25	$0.50
Original Offering			
	7/21/14	523,700	$10.00
Private Placement			
	7/22/16	277,934	$2.14
PP price adjusted for ex-dividend			$1.77

The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date.

Confidential Page 10 September 5, 2016

Table 4 Valuation Approach Reconciliation

Valuation Reconciliation

	Value Implied	Weighting	Value
Level 1	n/a	0%	$0
Level 2	$1.77	10%	$0.18
Level 3	$1.85	90%	$1.67
		Total Value	$1.84

4 CERTIFICATION BY TIMAN LLC

I certify that to the best of my knowledge and belief:

- In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued;
- I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved;
- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment;
- My engagement in this assignment was not contingent upon developing or reporting predetermined results;
- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal;
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions;
- The statements of fact contained in this report are true and correct.

Victor Gilberti
Vice President, Timan LLC
September 5, 2016

Confidential Page 11 September 5, 2016

 5 EXHIBIT A: APPRAISERS' QUALIFICATIONS Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India. Victor Gilberti Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur. He has been performing valuations with Timan LLC since 2007. Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm. He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license. He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group. He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator. Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business. Confidential Page 12 September 5, 2016

 6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 6.1 Approaches to Enterprise Valuation The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise – the market, income, and asset-based approaches. (The asset-based approach is sometimes referred to as the "asset approach", the "cost approach", or the "sum-of-the-parts approach".) We consider each approach before settling on one or more to use to estimate the value of a particular enterprise. The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment. Market Approach to Enterprise Valuation The market approach relies on data generated by actual market transactions. These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies – or in the Company itself. To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics. Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value. Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies). Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company's lack of marketability, or based on a comparison company's difference on some relevant characteristic when compared to the enterprise being valued. Income Approach to Enterprise Valuation The principle underlying the income approach is that a company's (or security's) value is based on the expectation of a stream of future benefits. This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise). The income approach is most commonly applied using the Discounted Cash Flow (DCF) method. A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values. Asset-Based Approach to Enterprise Valuation The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities. The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods. The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets. This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence. 6.2 Discounted Cash Flow Analysis The value of an asset is the present value of its expected returns. An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates. In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the Confidential Page 13 September 5, 2016 company’s cost of capital. The process for this method of valuation requires a projected stream of benefits and a required rate of return. The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections. An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation. In building a DCF model the following risk factors are taken into account: • The Company’s past financial performance; • Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company; • The presence of potential competitors to the Company; and • Other risks associated with growth and profitability initiatives. Terminal Value In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders. The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady. This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value. We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders. An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data. This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise. Selection of a Risk Adjusted Discount Rate The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return. This rate may also be called the Weighted Average Cost of Capital. The rate of return must also be one that is acceptable to the seller. The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts. This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties. Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer. This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value. To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered. A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations. Confidential Page 14 September 5, 2016

Table 5 Cash Flow Model – Summary Net to shareholder

FANTEX INC
EJ MANUEL BRAND CONTRACT VALUATION
GROSS CONTRACT VALUE

VALUATION AS OF 8/31/16

		2016				2017														
		Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Date		3/31/16	6/30/16	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Earnings																				
Player Contracts	$12,119,295	$0	$0	$380,384	$1,236,248		$1,850,775	$731,511	$2,377,412	$2,412,336	$3,130,629	$0	$0	$0	$0	$0	$0	$0	$0	$0
Endorsements & other earnings	$775,000	$0	$0	$37,500	$37,500	$37,500	$37,500	$37,500	$37,500	$150,000	$150,000	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0	$0	$0
TOTAL Earnings	$12,894,295	$0	$0	$417,884	$1,273,748	$37,500	$1,888,275	$769,011	$2,414,912	$2,562,336	$3,280,629	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0	$0	$0

Date	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings)	$ 41,788	$ 127,375	$ 3,750	$ 188,828	$ 76,901	$ 241,491	$ 256,234	$ 328,063	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ -	$ -	$ -	$ -
Less: Expenses to be charged before dividend																	
Attribution to platform common stock (5%)	2,089	6,369	188	9,441	3,845	12,075	12,812	16,403	250	250	250	250	250	-	-	-	-
Management Fee (5%)	1,985	6,050	178	8,969	3,653	11,471	12,171	15,583	238	238	238	238	238	-	-	-	-
Marketing (6%)	2,382	7,260	214	10,763	4,383	13,765	14,605	18,700	285	285	285	285	285	-	-	-	-
Net Cash Flow Available to Tracking Stock Shareholders	$ 35,332	$ 107,695	$ 3,171	$ 159,654	$ 65,020	$ 204,181	$ 216,646	$ 277,377	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ -	$ -	$ -	$ -
Dividend Payment to Shareholders	$ 35,332		$ 110,866		$ 224,674		$ 420,826	$ 277,377	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ -	$ -	$ -	$ -
Present Value factor	0.9942		0.9597		0.9263		0.8786	0.8186	0.7625	0.7104	0.6619	0.6167	0.5745	0.5353	0.4987	0.4646	0.4177
Net Present Value of payment	$ 35,127		$ 106,403		$ 208,116		$ 369,725	$ 227,052	$ 3,224	$ 3,003	$ 2,798	$ 2,607	$ 2,429	$ -	$ -	$ -	$ -
Total Present Value	$ 960,485																

Discount Rate	**7.33%**
hi yield bond	6.33%
premium (player specific risk adjustment)	1.00%

Assumptions

Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis. These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2016.
Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016.
Tracking Stock is entitled to 10% of the gross Total earnings, less expenses
Shareholder is only entitled to 95% of the gross cash flows from the tracking stock
Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution)
Marketing expenses are estimated at 6% of cash receipts
Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June.

END OF REPORT.

Confidential Page 15 September 5, 2016

September 5, 2016 The Board of Directors Fantex, Inc. 330 Townsend Street, Suite 234 San Francisco, CA 94107 Dear Board Member: Thank you for the opportunity to work with your company. At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of Mohamed Sanu Tracking Stock (“MSTS”) of Fantex, Inc. (“Fantex”) as of August 31, 2016 (the "Valuation Date"). Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of MSTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC. Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC. Timan LLC provides equity class appraisal services. We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes. Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals. Summary of Findings Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series Mohamed Sanu Convertible Tracking Stock as of August 31, 2016, is reasonably estimated to be $9.91 per share. This opinion is subject to the limiting conditions detailed in Section 1 of the attached report. Disclosure We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets. The fee paid for our services in no way influenced the results of our analyses. We are pleased to provide this valuation service to Fantex. Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis. Respectfully submitted, Victor Gilberti Vice President, Timan LLC Attachment 1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

 Valuation Report of Fantex Series Mohamed Sanu Convertible Tracking Stock Prepared for Fantex, Inc. By Timan LLC Valuation Date August 31, 2016 Report Date September 5, 2016 This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the "IRS") and the Securities and Exchange Commission (the "SEC"). Confidential Page 2 September 5, 2016

TABLE OF CONTENTS

1 ENGAGEMENT OVERVIEW 4

1.1 PURPOSE AND SCOPE 4
1.2 SUMMARY OF FINDINGS 5
1.3 LIMITING CONDITIONS 5

2 OVERVIEW 6

2.1 DESCRIPTION AND STATUS OF FANTEX SERIES MOHAMED SANU CONVERTIBLE TRACKING STOCK... 6
2.2 UNIT OF ACCOUNT 6
2.3 CAPITAL STRUCTURE 6
2.4 LIQUIDITY 6

3 VALUATION ANALYSIS 6

3.1 KEY ASSUMPTIONS 7
3.2 VALUATION CONCLUSION AND BALANCE SHEET SUMMARY AS OF VALUATION DATE 8
Table 1 Balance Sheet and Valuation Conclusion 8
3.3 DCF AND BRAND EQUITY ANALYSIS 8
Table 2 Bond Market Metrics 9
3.4 TRACKING STOCK TRANSACTION HISTORY 9
Table 3 Level 2 Transaction Data 9
Table 4 Valuation Approach Reconciliation 10

4 CERTIFICATION BY TIMAN LLC 10

5 EXHIBIT A: APPRAISERS' QUALIFICATIONS 11

6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 12

6.1 APPROACHES TO ENTERPRISE VALUATION 12
6.2 DISCOUNTED CASH FLOW ANALYSIS 12
Table 5 Cash Flow Model – Summary Net to shareholder 14

Confidential Page 3 September 5, 2016

 1 ENGAGEMENT OVERVIEW 1.1 Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series Mohamed Sanu Convertible Tracking Stock. Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation. “Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends). We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report. Scope of Analysis In conducting this Fair Value study, our analysis included, but was not necessarily limited to: !Discussions with Management concerning the specific tracking stock to be valued. !Reviewing the offering and documentation of the Fantex Series Mohamed Sanu Convertible Tracking Stock including the Brand Agreement. !Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents. !A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable. !We did NOT perform a review of the underlying professional sports and endorsement contracts associated with MSTS and such a review is beyond the scope of our engagement. We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings. !This valuation is NOT a fairness opinion and should not be considered as such. Confidential Page 4 September 5, 2016

 1.2 Summary of Findings Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series Mohamed Sanu Convertible Tracking Stock, as of August 31, 2016, is reasonably estimated to be $9.91 per share. 1.3 Limiting Conditions !The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation. !No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC. !Timan is not a law firm. Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report. Should such matters be material to the users of this report, proper legal counsel should be obtained. !The compatibility of this report's conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed. !This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. !The valuation process is not a finding of fact; it is a finding of opinion. !This report's conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources. They are supported by our research, analysis, and informed and unbiased opinion. !There is no guarantee that all information necessary and relevant to support this report's value conclusions has been disclosed to Timan LLC. !No necessary and relevant information has been knowingly withheld. !This appraisal did not include in-person interviews with Management. !Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein. !We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material. !Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly. Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events. !We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation. !Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the Confidential Page 5 September 5, 2016

 accuracy or completeness of such information, and have accepted it without further verification. 2 OVERVIEW This section provides an overview of the MSTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management. 2.1 Description and Status of Fantex Series Mohamed Sanu Convertible Tracking Stock Fantex Series Mohamed Sanu Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors. 2.2 Unit of Account The unit of account is the Fantex Series Mohamed Sanu Convertible Tracking Stock on a per share basis. The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive. 2.3 Capital Structure The investor receives a share in the MSTS that is also convertible (with restrictions) into Fantex platform common stock. All cash flows available to MSTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally. The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size. 2.4 Liquidity The investors are free to sell their shares to any other qualified purchaser at any time. As of the Valuation Date there is no active market for MSTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date. As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series Mohamed Sanu Convertible Tracking Stock. Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the MSTS. 3 VALUATION ANALYSIS Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels: Level 1-Quoted price for identical item in an active and observable market. Level 2 - Identical item transaction price in a non-active market, or similar item in an active market. Confidential Page 6 September 5, 2016

 Level 3 – Unobservable inputs for the item. Analytical modeling approaches are used to determine value. In the Specific case of Fantex Series Mohamed Sanu Convertible Tracking Stock (the unit of account) there are no Level 1 inputs. There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation. Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data. The characteristics of an investment in the Fantex Series Mohamed Sanu Convertible Tracking Stock are a series of cash flows with a terminal value payout. As such the valuation of MSTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus. The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model. The analytical model was calibrated to both recent direct transactions and the most recent private placement of MSTS. Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment. 3.1 Key Assumptions The calculations include the following characteristics, assumptions and approach: •We were provided details of all cash obligations and payments in the offering and related documentation. We have used this data input as the basis for our DCF modeling. •The Terminal Value is determined from the terminating transaction. Management indicates that this terminating transaction is a one for one exchange of a share of MSTS into a share of the Platform Common stock. Based upon all reasonable assumptions, The MSTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares. As a result the terminal value is de minimis and assumed to be zero. •The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions). The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk. •There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments. We have assumed that there is no delay with respect to the payments. •Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions. Confidential Page 7 September 5, 2016

3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1 Balance Sheet and Valuation Conclusion

Mohamed Sanu Tracking Stock
Proforma Balance Sheet 8-31-16

			High Scenario [5] 1 more contract yr	Low Scenario [6] no endorsements, one less contract yr
Cash	626,451	(1)	626,451	626,451
Amounts Due from Athlete	1,950		1,950	1,950
Brand Contract @ FV	1,611,759	(2)	2,012,715	1,163,188
Total Assets	**2,240,161**		**2,641,116**	**1,791,589**
Due to Parent	25,541	(3)	25,541	25,541
Dividend Payable	591,480	(4)	591,480	591,480
Total Liabilities	**617,021**		**617,021**	**617,021**
Net Equity	**1,623,139**		**2,024,095**	**1,174,568**
Shares Outstanding	**164,300**		**164,300**	**164,300**
FV Per Share	**9.88**		**12.32**	**7.15**

[1] Cash is net of any fees and attributed 100% to the shareholders of Tracking Stock
[2] Brand Contract Value is the ASC 820 Value as of 8-31-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)
[3] Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid
[4] Dividend to be declared on 8/16, pending BOD approval
[5] Assumes endorsement income after 2017 remains constant for seven years
[6] Assumes no endorsement income after 2017. Assume one less playing year under contract.

3.3 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B). The Brand Equity cash flow analysis is based upon input from Management and their projections. We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support. In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date. We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Confidential Page 8 September 5, 2016

Percent Table 2 Bond Market Metrics m 3.4 Tracking Stock Transaction History There have a small number of marketplace transactions and one private placement since the original offering of the MSTS. Since each security in the transaction listing in Table 3 is identical to MSTS, the transactions can be considered Level 2 (as there is not an active market for the securities). Table 3 Level 2 Transaction Data Confidential Page 9 September 5, 2016 Tracking Stock Transaction History Date Volume Price Marketplace Transactions 7/1/16 2 $11.40 closure of trading --> 7/25/16 2 $11.40 platform announced 7/25/16 4 $11.00 7/25/16 1 $11.40 7/25/16 50 $11.00 7/25/16 10 $11.00 7/25/16 10 $11.00 7/25/16 10 $11.00 7/25/16 5 $11.00 7/25/16 1 $11.00 8/1/16 2 $10.00 Original Offering 11/3/14 164,300 $10.00 Private Placement 7/22/16 88,365 $13.74 PP price adjusted for ex-dividend $10.14 The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date. BofA Merrill Lynch US High Yield Effective Yield© 7.3 7.2 7.1 7.0 6.9 6.8 6.7 6.6 6.5 6.4 6.3 2016-07-04 2016-07-11 2016-07-18 2016-07-25 2016-08-01 2016-08-08 2016-08-15 2016-08-22 2016-08-29 Source: BofA Merrill Lynch fred.stlouisfed.orgmyf.red/g/6W4

 Table 4 Valuation Approach Reconciliation 4 CERTIFICATION BY TIMAN LLC I certify that to the best of my knowledge and belief: !In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued; !I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved; !I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment; !My engagement in this assignment was not contingent upon developing or reporting predetermined results; !My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal; !The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions; !The statements of fact contained in this report are true and correct. Victor Gilberti Vice President, Timan LLC September 5, 2016 Confidential Page 10 September 5, 2016 Valuation Reconciliation Value Implied Weighting Value Level 1 n/a 0%$0 Level 2 $10.1410%$1.01 Level 3 $9.88 90%$8.89 Total Value $9.91

 5 EXHIBIT A: APPRAISERS' QUALIFICATIONS Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India. Victor Gilberti Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur. He has been performing valuations with Timan LLC since 2007. Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm. He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license. He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group. He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator. Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business. Confidential Page 11 September 5, 2016

 6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 6.1 Approaches to Enterprise Valuation The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise – the market, income, and asset-based approaches. (The asset-based approach is sometimes referred to as the "asset approach", the "cost approach", or the "sum-of-the-parts approach".) We consider each approach before settling on one or more to use to estimate the value of a particular enterprise. The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment. Market Approach to Enterprise Valuation The market approach relies on data generated by actual market transactions. These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies – or in the Company itself. To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics. Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value. Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies). Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company's lack of marketability, or based on a comparison company's difference on some relevant characteristic when compared to the enterprise being valued. Income Approach to Enterprise Valuation The principle underlying the income approach is that a company's (or security's) value is based on the expectation of a stream of future benefits. This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise). The income approach is most commonly applied using the Discounted Cash Flow (DCF) method. A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values. Asset-Based Approach to Enterprise Valuation The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities. The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods. The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets. This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence. 6.2 Discounted Cash Flow Analysis The value of an asset is the present value of its expected returns. An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates. In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the Confidential Page 12 September 5, 2016 company’s cost of capital. The process for this method of valuation requires a projected stream of benefits and a required rate of return. The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections. An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation. In building a DCF model the following risk factors are taken into account: • The Company’s past financial performance; • Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company; • The presence of potential competitors to the Company; and • Other risks associated with growth and profitability initiatives. Terminal Value In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders. The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady. This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value. We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders. An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data. This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise. Selection of a Risk Adjusted Discount Rate The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return. This rate may also be called the Weighted Average Cost of Capital. The rate of return must also be one that is acceptable to the seller. The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts. This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties. Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer. This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value. To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered. A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations. Confidential Page 13 September 5, 2016

Table 5   Cash Flow Model – Summary Net to shareholder

FANTEX INC
MOHAMED SANU BRAND CONTRACT VALUATION
GROSS CONTRACT VALUE

VALUATION AS OF 8/31/16

		2016				2017														
		Q1 2016	**Q2 2016**	**Q3 2016**	**Q4 2016**	**Q1 2017**	**Q2 2017**	**Q3 2017**	**Q4 2017**	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**	**2024**	**2025**	**2026**	**2027**	**2028**
Date		3/31/16	6/30/16	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Earnings																				
Player Contracts	$21,000,000	$0	$0	$235,294	$764,706	$2,000,000	$0	$1,411,765	$4,588,235	$6,000,000	$6,000,000	$0	$0	$0	$0	$0	$0	$0	$0	$0
Endorsements & other earnings	$425,000	$0	$0	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0	$0	$0
TOTAL Earnings	$21,425,000	$0	$0	$247,794	$777,206	$2,012,500	$12,500	$1,424,265	$4,600,735	$6,050,000	$6,050,000	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0	$0	$0

Date	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings)	$ 24,779	$ 77,721	$ 201,250	$ 1,250	$ 142,426	$ 460,074	$ 605,000	$ 605,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ -	$ -	$ -	$ -
Less: Expenses to be charged before dividend																	
Attribution to platform common stock (5%)	1,239	3,886	10,063	63	7,121	23,004	30,250	30,250	250	250	250	250	250	-	-	-	-
Management Fee (5%)	1,177	3,692	9,559	59	6,765	21,853	28,738	28,738	238	238	238	238	238	-	-	-	-
Marketing (6%)	1,412	4,430	11,471	71	8,118	26,224	34,485	34,485	285	285	285	285	285	-	-	-	-
Net Cash Flow Available to Tracking Stock Shareholders	$ 20,951	$ 65,713	$ 170,157	$ 1,057	$ 120,422	$ 388,992	$ 511,528	$ 511,528	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ -	$ -	$ -	$ -
Dividend Payment to Shareholders	$ 20,951		$ 235,870		$ 121,478		$ 900,520	$ 511,528	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ -	$ -	$ -	-
Present Value factor	0.9950		0.9650		0.9357		0.8938	0.8405	0.7904	0.7433	0.6991	0.6575	0.6182	0.5814	0.5468	0.5142	0.4688
Net Present Value of payment	$ 20,846		$ 227,609		$ 113,672		$ 804,840	$ 429,961	$ 3,341	$ 3,142	$ 2,955	$ 2,779	$ 2,613	$ -	$ -	$ -	-
Total Present Value	$ 1,611,759																

Discount Rate	**6.33%**
hi yield bond	6.33%
premium (player specific risk adjustment)	0.00%

Assumptions

Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis. These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2016.
Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016.
Tracking Stock is entitled to 10% of the gross Total earnings, less expenses
Shareholder is only entitled to 95% of the gross cash flows from the tracking stock
Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution)
Marketing expenses are estimated at 6% of cash receipts
Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June.

END OF REPORT.

Confidential Page 14 September 5, 2016

September 5, 2016 The Board of Directors Fantex, Inc. 330 Townsend Street, Suite 234 San Francisco, CA 94107 Dear Board Member: Thank you for the opportunity to work with your company. At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of Alshon Jeffrey Tracking Stock (“AJTS”) of Fantex, Inc. (“Fantex”) as of August 31, 2016 (the "Valuation Date"). Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of AJTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC. Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC. Timan LLC provides equity class appraisal services. We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes. Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals. Summary of Findings Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series Alshon Jeffrey Convertible Tracking Stock as of August 31, 2016, is reasonably estimated to be $8.32 per share. This opinion is subject to the limiting conditions detailed in Section 1 of the attached report. Disclosure We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets. The fee paid for our services in no way influenced the results of our analyses. We are pleased to provide this valuation service to Fantex. Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis. Respectfully submitted, Victor Gilberti Vice President, Timan LLC Attachment 1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

 Valuation Report of Fantex Series Alshon Jeffrey Convertible Tracking Stock Prepared for Fantex, Inc. By Timan LLC Valuation Date August 31, 2016 Report Date September 5, 2016 This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the "IRS") and the Securities and Exchange Commission (the "SEC"). Confidential Page 2 September 5, 2016

TABLE OF CONTENTS

1 ENGAGEMENT OVERVIEW 4

1.1 PURPOSE AND SCOPE 4

1.2 SUMMARY OF FINDINGS 5

1.3 LIMITING CONDITIONS 5

2 OVERVIEW 6

2.1 DESCRIPTION AND STATUS OF FANTEX SERIES ALSHON JEFFREY CONVERTIBLE TRACKING STOCK .. 6

2.2 UNIT OF ACCOUNT 6

2.3 CAPITAL STRUCTURE 6

2.4 LIQUIDITY 6

3 VALUATION ANALYSIS 6

3.1 KEY ASSUMPTIONS 7

3.2 VALUATION CONCLUSION AND BALANCE SHEET SUMMARY AS OF VALUATION DATE 8

Table 1 Balance Sheet and Valuation Conclusion 8

3.3 DCF AND BRAND EQUITY ANALYSIS 8

Table 2 Bond Market Metrics 9

3.4 TRACKING STOCK TRANSACTION HISTORY 9

Table 3 Level 2 Transaction Data 9

Table 4 Valuation Approach Reconciliation 10

4 CERTIFICATION BY TIMAN LLC 10

5 EXHIBIT A: APPRAISERS' QUALIFICATIONS 11

6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 12

6.1 APPROACHES TO ENTERPRISE VALUATION 12

6.2 DISCOUNTED CASH FLOW ANALYSIS 12

Table 5 Cash Flow Model – Summary Net to shareholder 14

Confidential Page 3 September 5, 2016

 1 ENGAGEMENT OVERVIEW 1.1 Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series Alshon Jeffrey Convertible Tracking Stock. Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation. “Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends). We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report. Scope of Analysis In conducting this Fair Value study, our analysis included, but was not necessarily limited to: !Discussions with Management concerning the specific tracking stock to be valued. !Reviewing the offering and documentation of the Fantex Series Alshon Jeffrey Convertible Tracking Stock including the Brand Agreement. !Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents. !A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable. !We did NOT perform a review of the underlying professional sports and endorsement contracts associated with AJTS and such a review is beyond the scope of our engagement. We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings. !This valuation is NOT a fairness opinion and should not be considered as such. Confidential Page 4 September 5, 2016

 1.2 Summary of Findings Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series Alshon Jeffrey Convertible Tracking Stock, as of August 31, 2016, is reasonably estimated to be $8.32 per share. 1.3 Limiting Conditions !The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation. !No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC. !Timan is not a law firm. Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report. Should such matters be material to the users of this report, proper legal counsel should be obtained. !The compatibility of this report's conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed. !This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. !The valuation process is not a finding of fact; it is a finding of opinion. !This report's conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources. They are supported by our research, analysis, and informed and unbiased opinion. !There is no guarantee that all information necessary and relevant to support this report's value conclusions has been disclosed to Timan LLC. !No necessary and relevant information has been knowingly withheld. !This appraisal did not include in-person interviews with Management. !Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein. !We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material. !Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly. Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events. !We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation. !Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the Confidential Page 5 September 5, 2016

 accuracy or completeness of such information, and have accepted it without further verification. 2 OVERVIEW This section provides an overview of the AJTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management. 2.1 Description and Status of Fantex Series Alshon Jeffrey Convertible Tracking Stock Fantex Series Alshon Jeffrey Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors. 2.2 Unit of Account The unit of account is the Fantex Series Alshon Jeffrey Convertible Tracking Stock on a per share basis. The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive. 2.3 Capital Structure The investor receives a share in the AJTS that is also convertible (with restrictions) into Fantex platform common stock. All cash flows available to AJTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally. The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size. 2.4 Liquidity The investors are free to sell their shares to any other qualified purchaser at any time. As of the Valuation Date there is no active market for AJTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date. As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series Alshon Jeffrey Convertible Tracking Stock. Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the AJTS. 3 VALUATION ANALYSIS Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels: Level 1-Quoted price for identical item in an active and observable market. Level 2 - Identical item transaction price in a non-active market, or similar item in an active market. Confidential Page 6 September 5, 2016

 Level 3 – Unobservable inputs for the item. Analytical modeling approaches are used to determine value. In the Specific case of Fantex Series Alshon Jeffrey Convertible Tracking Stock (the unit of account) there are no Level 1 inputs. There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation. Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data. The characteristics of an investment in the Fantex Series Alshon Jeffrey Convertible Tracking Stock are a series of cash flows with a terminal value payout. As such the valuation of AJTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus. The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model. The analytical model was calibrated to both recent direct transactions and the most recent private placement of AJTS. Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment. 3.1 Key Assumptions The calculations include the following characteristics, assumptions and approach: •We were provided details of all cash obligations and payments in the offering and related documentation. We have used this data input as the basis for our DCF modeling. •The Terminal Value is determined from the terminating transaction. Management indicates that this terminating transaction is a one for one exchange of a share of AJTS into a share of the Platform Common stock. Based upon all reasonable assumptions, The AJTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares. As a result the terminal value is de minimis and assumed to be zero. •The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions). The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk. •There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments. We have assumed that there is no delay with respect to the payments. •Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions. Confidential Page 7 September 5, 2016

3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1 Balance Sheet and Valuation Conclusion

Alshon Jeffrey Tracking Stock
Proforma Balance Sheet 8-31-16

			High Scenario [5] $1m/yr endorsements	Low Scenario [6] no 3rd contract, limited endorsements
Cash	268,371	(1)	268,371	268,371
Amounts Due from Athlete	3,145.00		3,145.00	3,145
Brand Contract @ FV	6,866,296	(2)	7,016,271	5,909,493
Total Assets	**7,137,812**		**7,287,787**	**6,181,009**
Due to Parent	6,374	(3)	6,374	6,374
Dividend Payable	259,098	(4)	259,098	259,098
Total Liabilities	**265,472**		**265,472**	**265,472**
Net Equity	**6,872,340**		**7,022,315**	**5,915,537**
Shares Outstanding	**835,800**		**835,800**	**835,800**
FV Per Share	**8.22**		**8.40**	**7.08**

[1] Cash is net of any fees and attributed 100% to the shareholders of Tracking Stock
[2] Brand Contract Value is the ASC 820 Value as of 8-31-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)
[3] Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid
[4] Dividend to be declared on 8/16, pending BOD approval
[5] Assumes endorsement income after 2017 is double the baseline assumed amount
[6] Assumes no endorsement income after 2017, and two less years of contracted salary.

3.3 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B). The Brand Equity cash flow analysis is based upon input from Management and their projections. We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support. In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date. We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Confidential Page 8 September 5, 2016

Percent Table 2 Bond Market Metrics m 3.4 Tracking Stock Transaction History There have a small number of marketplace transactions and one private placement since the original offering of the AJTS. Since each security in the transaction listing in Table 3 is identical to AJTS, the transactions can be considered Level 2 (as there is not an active market for the securities). Table 3 Level 2 Transaction Data Confidential Page 9 September 5, 2016 Tracking Stock Transaction History Date Volume Price Marketplace Transactions 7/1/16 3 $10.00 7/16/16 20 $5.00 7/19/16 1 $9.97 7/21/16 10 $10.00 7/25/16 10 $5.00 7/25/16 1 $8.00 8/1/16 2 $11.25 8/3/16 3 $8.00 8/8/16 5 $7.00 8/8/16 11 $9.00 8/8/16 4 $11.50 Original Offering 3/19/15 835,800 $10.00 Private Placement 7/22/16 603,994 $9.48 PP price adjusted for ex-dividend $9.17 The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date. BofA Merrill Lynch US High Yield Effective Yield© 7.3 7.2 7.1 7.0 6.9 6.8 6.7 6.6 6.5 6.4 6.3 2016-07-04 2016-07-11 2016-07-18 2016-07-25 2016-08-01 2016-08-08 2016-08-15 2016-08-22 2016-08-29 Source: BofA Merrill Lynch fred.stlouisfed.orgmyf.red/g/6W4

Table 4 Valuation Approach Reconciliation

Valuation Reconciliation

	Value Implied	Weighting	Value
Level 1	n/a	0%	$0
Level 2	$9.17	10%	$0.92
Level 3	$8.22	90%	$7.40
		Total Value	$8.32

4 CERTIFICATION BY TIMAN LLC

I certify that to the best of my knowledge and belief:

- In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued;
- I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved;
- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment;
- My engagement in this assignment was not contingent upon developing or reporting predetermined results;
- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal;
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions;
- The statements of fact contained in this report are true and correct.

Victor Gilberti
Vice President, Timan LLC
September 5, 2016

Confidential Page 10 September 5, 2016

 5 EXHIBIT A: APPRAISERS' QUALIFICATIONS Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India. Victor Gilberti Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur. He has been performing valuations with Timan LLC since 2007. Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm. He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license. He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group. He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator. Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business. Confidential Page 11 September 5, 2016

 6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 6.1 Approaches to Enterprise Valuation The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise – the market, income, and asset-based approaches. (The asset-based approach is sometimes referred to as the "asset approach", the "cost approach", or the "sum-of-the-parts approach".) We consider each approach before settling on one or more to use to estimate the value of a particular enterprise. The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment. Market Approach to Enterprise Valuation The market approach relies on data generated by actual market transactions. These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies – or in the Company itself. To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics. Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value. Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies). Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company's lack of marketability, or based on a comparison company's difference on some relevant characteristic when compared to the enterprise being valued. Income Approach to Enterprise Valuation The principle underlying the income approach is that a company's (or security's) value is based on the expectation of a stream of future benefits. This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise). The income approach is most commonly applied using the Discounted Cash Flow (DCF) method. A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values. Asset-Based Approach to Enterprise Valuation The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities. The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods. The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets. This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence. 6.2 Discounted Cash Flow Analysis The value of an asset is the present value of its expected returns. An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates. In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the Confidential Page 12 September 5, 2016 company’s cost of capital. The process for this method of valuation requires a projected stream of benefits and a required rate of return. The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections. An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation. In building a DCF model the following risk factors are taken into account: • The Company’s past financial performance; • Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company; • The presence of potential competitors to the Company; and • Other risks associated with growth and profitability initiatives. Terminal Value In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders. The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady. This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value. We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders. An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data. This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise. Selection of a Risk Adjusted Discount Rate The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return. This rate may also be called the Weighted Average Cost of Capital. The rate of return must also be one that is acceptable to the seller. The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts. This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties. Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer. This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value. To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered. A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations. Confidential Page 13 September 5, 2016

Table 5 Cash Flow Model – Summary Net to shareholder

FANTEX INC
ALSHON JEFFREY BRAND CONTRACT VALUATION
GROSS CONTRACT VALUE

VALUATION AS OF **8/31/16**

		2016				2017														
		Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Date		3/31/16	6/30/16	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Earnings																				
Player Contracts	$105,975,990	$0	$0	$3,435,059	$11,163,941	$0	$19,715,668	$246,086	$799,779	$11,676,989	$13,050,131	$13,159,036	$14,162,249	$12,294,113	$6,272,939	$0	$0	$0	$0	$0
Endorsements & other earnings	$3,450,000	$0	$0	$125,000	$125,000	$125,000	$125,000	$125,000	$125,000	$500,000	$500,000	$500,000	$500,000	$500,000	$50,000	$50,000	$50,000	$50,000	$0	$0
TOTAL Earnings	$109,425,990	$0	$0	$3,560,059	$11,288,941	$125,000	$19,840,668	$371,086	$924,779	$12,176,989	$13,550,131	$13,659,036	$14,662,249	$12,794,113	$6,322,939	$50,000	$50,000	$50,000	$0	$0

Date	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings)	$ 356,006	$ 1,128,894	$ 12,500	$ 1,984,067	$ 37,109	$ 92,478	$ 1,217,699	$ 1,355,013	$ 1,365,904	$ 1,466,225	$ 1,279,411	$ 632,294	$ 5,000	$ 5,000	$ 5,000	$ -	$ -
Less: Expenses to be charged before dividend																	
Attribution to platform common stock (5%)	17,800	56,445	625	99,203	1,855	4,624	60,885	67,751	68,295	73,311	63,971	31,615	250	250	250	-	-
Management Fee (5%)	16,910	53,622	594	94,243	1,763	4,393	57,841	64,363	64,880	69,646	60,772	30,034	238	238	238	-	-
Marketing (6%)	20,292	64,347	713	113,092	2,115	5,271	69,409	77,236	77,857	83,575	72,926	36,041	285	285	285	-	-
Net Cash Flow Available to Tracking Stock Shareholders	$ 301,003	$ 954,480	$ 10,569	$ 1,677,528	$ 31,375	$ 78,190	$ 1,029,564	$ 1,145,664	$ 1,154,871	$ 1,239,693	$ 1,081,742	$ 534,605	$ 4,228	$ 4,228	$ 4,228	$ -	$ -
Dividend Payment to Shareholders	$ 301,003		$ 965,049		$ 1,708,904		$ 1,107,755	$ 1,145,664	$ 1,154,871	$ 1,239,693	$ 1,081,742	$ 534,605	$ 4,228	$ 4,228	$ 4,228	$ -	$ -
Present Value factor	0.9914		0.9408		0.8925		0.8250	0.7428	0.6685	0.6018	0.5418	0.4877	0.4389	0.3952	0.3557	0.3203	0.2734
Net Present Value of payment	$ 298,414		$ 907,910		$ 1,525,214		$ 913,953	$ 850,945	$ 771,999	$ 746,039	$ 586,051	$ 260,740	$ 1,856	$ 1,671	$ 1,504	$ -	$ -
Total Present Value	$ 6,866,296																

Discount Rate	**11.08%**
hi yield bond	6.33%
premium (player specific risk adjustment)	4.75%

Assumptions

Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis. These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2016.
Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016.
Tracking Stock is entitled to 10% of the gross Total earnings, less expenses
Shareholder is only entitled to 95% of the gross cash flows from the tracking stock
Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution)
Marketing expenses are estimated at 6% of cash receipts
Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June.

END OF REPORT.

Confidential Page 14 September 5, 2016

September 5, 2016 The Board of Directors Fantex, Inc. 330 Townsend Street, Suite 234 San Francisco, CA 94107 Dear Board Member: Thank you for the opportunity to work with your company. At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of Michael Brockers Tracking Stock (“MBTS”) of Fantex, Inc. (“Fantex”) as of August 31, 2016 (the "Valuation Date"). Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of MBTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC. Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC. Timan LLC provides equity class appraisal services. We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes. Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals. Summary of Findings Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series Michael Brockers Convertible Tracking Stock as of August 31, 2016, is reasonably estimated to be $8.94 per share. This opinion is subject to the limiting conditions detailed in Section 1 of the attached report. Disclosure We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets. The fee paid for our services in no way influenced the results of our analyses. We are pleased to provide this valuation service to Fantex. Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis. Respectfully submitted, Victor Gilberti Vice President, Timan LLC Attachment 1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

 Valuation Report of Fantex Series Michael Brockers Convertible Tracking Stock Prepared for Fantex, Inc. By Timan LLC Valuation Date August 31, 2016 Report Date September 5, 2016 This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the "IRS") and the Securities and Exchange Commission (the "SEC"). Confidential Page 2 September 5, 2016

TABLE OF CONTENTS

1 ENGAGEMENT OVERVIEW 4

1.1 PURPOSE AND SCOPE 4

1.2 SUMMARY OF FINDINGS 5

1.3 LIMITING CONDITIONS 5

2 OVERVIEW 6

2.1 DESCRIPTION AND STATUS OF FANTEX SERIES MICHAEL BROCKERS CONVERTIBLE TRACKING STOCK 6

2.2 UNIT OF ACCOUNT 6

2.3 CAPITAL STRUCTURE 6

2.4 LIQUIDITY 6

3 VALUATION ANALYSIS 6

3.1 KEY ASSUMPTIONS 7

3.2 VALUATION CONCLUSION AND BALANCE SHEET SUMMARY AS OF VALUATION DATE 8

Table 1 Balance Sheet and Valuation Conclusion 8

3.3 DCF AND BRAND EQUITY ANALYSIS 8

Table 2 Bond Market Metrics 9

3.4 TRACKING STOCK TRANSACTION HISTORY 9

Table 3 Level 2 Transaction Data 9

Table 4 Valuation Approach Reconciliation 10

4 CERTIFICATION BY TIMAN LLC 10

5 EXHIBIT A: APPRAISERS' QUALIFICATIONS 11

6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 12

6.1 APPROACHES TO ENTERPRISE VALUATION 12

6.2 DISCOUNTED CASH FLOW ANALYSIS 12

Table 5 Cash Flow Model – Summary Net to shareholder 14

Confidential Page 3 September 5, 2016

 1 ENGAGEMENT OVERVIEW 1.1 Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series Michael Brockers Convertible Tracking Stock. Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation. “Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends). We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report. Scope of Analysis In conducting this Fair Value study, our analysis included, but was not necessarily limited to: !Discussions with Management concerning the specific tracking stock to be valued. !Reviewing the offering and documentation of the Fantex Series Michael Brockers Convertible Tracking Stock including the Brand Agreement. !Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents. !A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable. !We did NOT perform a review of the underlying professional sports and endorsement contracts associated with MBTS and such a review is beyond the scope of our engagement. We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings. !This valuation is NOT a fairness opinion and should not be considered as such. Confidential Page 4 September 5, 2016

 1.2 Summary of Findings Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series Michael Brockers Convertible Tracking Stock, as of August 31, 2016, is reasonably estimated to be $8.94 per share. 1.3 Limiting Conditions !The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation. !No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC. !Timan is not a law firm. Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report. Should such matters be material to the users of this report, proper legal counsel should be obtained. !The compatibility of this report's conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed. !This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. !The valuation process is not a finding of fact; it is a finding of opinion. !This report's conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources. They are supported by our research, analysis, and informed and unbiased opinion. !There is no guarantee that all information necessary and relevant to support this report's value conclusions has been disclosed to Timan LLC. !No necessary and relevant information has been knowingly withheld. !This appraisal did not include in-person interviews with Management. !Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein. !We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material. !Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly. Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events. !We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation. !Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the Confidential Page 5 September 5, 2016

 accuracy or completeness of such information, and have accepted it without further verification. 2 OVERVIEW This section provides an overview of the MBTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management. 2.1 Description and Status of Fantex Series Michael Brockers Convertible Tracking Stock Fantex Series Michael Brockers Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors. 2.2 Unit of Account The unit of account is the Fantex Series Michael Brockers Convertible Tracking Stock on a per share basis. The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive. 2.3 Capital Structure The investor receives a share in the MBTS that is also convertible (with restrictions) into Fantex platform common stock. All cash flows available to MBTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally. The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size. 2.4 Liquidity The investors are free to sell their shares to any other qualified purchaser at any time. As of the Valuation Date there is no active market for MBTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date. As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series Michael Brockers Convertible Tracking Stock. Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the MBTS. 3 VALUATION ANALYSIS Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels: Level 1-Quoted price for identical item in an active and observable market. Level 2 - Identical item transaction price in a non-active market, or similar item in an active market. Confidential Page 6 September 5, 2016

 Level 3 – Unobservable inputs for the item. Analytical modeling approaches are used to determine value. In the Specific case of Fantex Series Michael Brockers Convertible Tracking Stock (the unit of account) there are no Level 1 inputs. There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation. Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data. The characteristics of an investment in the Fantex Series Michael Brockers Convertible Tracking Stock are a series of cash flows with a terminal value payout. As such the valuation of MBTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus. The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model. The analytical model was calibrated to both recent direct transactions and the most recent private placement of MBTS. Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment. 3.1 Key Assumptions The calculations include the following characteristics, assumptions and approach: •We were provided details of all cash obligations and payments in the offering and related documentation. We have used this data input as the basis for our DCF modeling. •The Terminal Value is determined from the terminating transaction. Management indicates that this terminating transaction is a one for one exchange of a share of MBTS into a share of the Platform Common stock. Based upon all reasonable assumptions, The MBTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares. As a result the terminal value is de minimis and assumed to be zero. •The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions). The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk. •There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments. We have assumed that there is no delay with respect to the payments. •Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions. Confidential Page 7 September 5, 2016

3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1 Balance Sheet and Valuation Conclusion

Michael Brockers Tracking Stock
Proforma Balance Sheet 8-31-16

			High Scenario [5]	Low Scenario [6]
Cash	223,374	[1]	223,374	223,374
Amounts Due from Athlete	-		-	-
Brand Contract @ FV	3,255,833	[2]	3,279,617	2,825,237
Total Assets	**3,479,207**		**3,502,992**	**3,048,611**
Due to Parent	1,522	[3]	1,522	1,522
Dividend Payable	220,942	[4]	220,942	220,942
Total Liabilities	**222,464**		**222,464**	**222,464**
Net Equity	**3,256,743**		**3,280,528**	**2,826,147**
Shares Outstanding	**362,200**		**362,200**	**362,200**
FV Per Share	**8.99**		**9.06**	**7.80**

[1] Cash is net of any fees and attributed 100% to the shareholders of Fantex Michael Brockers
[2] Brand Contract Value is the ASC 820 Value as of 8-31-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)
[3] Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid
[4] Dividend to be declared on 8/16, pending BOD approval
[5] Assumes endorsement income after 2017 is double the baseline assumed amount
[6] Assumes no endorsement income after 2017, and one less year of contracted salary.

3.3 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B). The Brand Equity cash flow analysis is based upon input from Management and their projections. We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support. In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date. We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Confidential Page 8 September 5, 2016

Percent Table 2 Bond Market Metrics m 3.4 Tracking Stock Transaction History There have a small number of marketplace transactions and one private placement since the original offering of the MBTS. Since each security in the transaction listing in Table 3 is identical to MBTS, the transactions can be considered Level 2 (as there is not an active market for the securities). Table 3 Level 2 Transaction Data Confidential Page 9 September 5, 2016 Tracking Stock Transaction History Date Volume Price Marketplace Transactions 5/23/16 140 $9.00 6/23/16 1 $8.75 7/5/16 1 $8.75 7/21/16 4 $8.50 7/25/16 2 $8.50 Original Offering 5/29/15 362,200 $10.00 Private Placement 7/22/16 255,893 $9.10 PP price adjusted for ex-dividend $8.49 The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date. BofA Merrill Lynch US High Yield Effective Yield© 7.3 7.2 7.1 7.0 6.9 6.8 6.7 6.6 6.5 6.4 6.3 2016-07-04 2016-07-11 2016-07-18 2016-07-25 2016-08-01 2016-08-08 2016-08-15 2016-08-22 2016-08-29 Source: BofA Merrill Lynch fred.stlouisfed.orgmyf.red/g/6W4

Table 4 Valuation Approach Reconciliation

Valuation Reconciliation

	Value Implied	Weighting	Value
Level 1	n/a	0%	$0
Level 2	$8.49	10%	$0.85
Level 3	$8.99	90%	$8.09
		Total Value	$8.94

4 CERTIFICATION BY TIMAN LLC

I certify that to the best of my knowledge and belief:

- In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued;
- I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved;
- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment;
- My engagement in this assignment was not contingent upon developing or reporting predetermined results;
- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal;
- The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions;
- The statements of fact contained in this report are true and correct.

Victor Gilberti
Vice President, Timan LLC
September 5, 2016

Confidential Page 10 September 5, 2016

 5 EXHIBIT A: APPRAISERS' QUALIFICATIONS Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India. Victor Gilberti Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur. He has been performing valuations with Timan LLC since 2007. Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm. He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license. He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group. He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator. Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business. Confidential Page 11 September 5, 2016

 6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 6.1 Approaches to Enterprise Valuation The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise – the market, income, and asset-based approaches. (The asset-based approach is sometimes referred to as the "asset approach", the "cost approach", or the "sum-of-the-parts approach".) We consider each approach before settling on one or more to use to estimate the value of a particular enterprise. The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment. Market Approach to Enterprise Valuation The market approach relies on data generated by actual market transactions. These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies – or in the Company itself. To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics. Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value. Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies). Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company's lack of marketability, or based on a comparison company's difference on some relevant characteristic when compared to the enterprise being valued. Income Approach to Enterprise Valuation The principle underlying the income approach is that a company's (or security's) value is based on the expectation of a stream of future benefits. This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise). The income approach is most commonly applied using the Discounted Cash Flow (DCF) method. A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values. Asset-Based Approach to Enterprise Valuation The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities. The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods. The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets. This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence. 6.2 Discounted Cash Flow Analysis The value of an asset is the present value of its expected returns. An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates. In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the Confidential Page 12 September 5, 2016 company’s cost of capital. The process for this method of valuation requires a projected stream of benefits and a required rate of return. The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections. An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation. In building a DCF model the following risk factors are taken into account: • The Company’s past financial performance; • Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company; • The presence of potential competitors to the Company; and • Other risks associated with growth and profitability initiatives. Terminal Value In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders. The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady. This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value. We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders. An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data. This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise. Selection of a Risk Adjusted Discount Rate The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return. This rate may also be called the Weighted Average Cost of Capital. The rate of return must also be one that is acceptable to the seller. The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts. This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties. Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer. This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value. To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered. A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations. Confidential Page 13 September 5, 2016

Table 5 Cash Flow Model – Summary Net to shareholder

FANTEX INC
MOHAMED SANU BRAND CONTRACT VALUATION
GROSS CONTRACT VALUE

VALUATION AS OF 8/31/16

		2016				2017														
		Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Date		3/31/16	6/30/16	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Earnings																				
Player Contracts	$21,000,000	$0	$0	$235,294	$764,706	$2,000,000	$0	$1,411,765	$4,588,235	$6,000,000	$6,000,000	$0	$0	$0	$0	$0	$0	$0	$0	$0
Endorsements & other earnings	$425,000	$0	$0	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0	$0	$0
TOTAL Earnings	$21,425,000	$0	$0	$247,794	$777,206	$2,012,500	$12,500	$1,424,265	$4,600,735	$6,050,000	$6,050,000	$50,000	$50,000	$50,000	$50,000	$50,000	$0	$0	$0	$0

Date	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings)	$ 24,779	$ 77,721	$ 201,250	$ 1,250	$ 142,426	$ 460,074	$ 605,000	$ 605,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ -	$ -	$ -	$ -
Less: Expenses to be charged before dividend																	
Attribution to platform common stock (5%)	1,239	3,886	10,063	63	7,121	23,004	30,250	30,250	250	250	250	250	250	-	-	-	-
Management Fee (5%)	1,177	3,692	9,559	59	6,765	21,853	28,738	28,738	238	238	238	238	238	-	-	-	-
Marketing (6%)	1,412	4,430	11,471	71	8,118	26,224	34,485	34,485	285	285	285	285	285	-	-	-	-
Net Cash Flow Available to Tracking Stock Shareholders	$ 20,951	$ 65,713	$ 170,157	$ 1,057	$ 120,422	$ 388,992	$ 511,528	$ 511,528	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ -	$ -	$ -	$ -
Dividend Payment to Shareholders	$ 20,951		$ 235,870		$ 121,478		$ 900,520	$ 511,528	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ -	$ -	$ -	$ -
Present Value factor	0.9950		0.9650		0.9357		0.8938	0.8405	0.7904	0.7433	0.6991	0.6575	0.6182	0.5814	0.5468	0.5142	0.4688
Net Present Value of payment	$ 20,846		$ 227,609		$ 113,672		$ 804,840	$ 429,961	$ 3,341	$ 3,142	$ 2,955	$ 2,779	$ 2,613	$ -	$ -	$ -	$ -
Total Present Value	$ 1,611,759																

Discount Rate	**6.33%**
hi yield bond	6.33%
premium (player specific risk adjustment)	0.00%

Assumptions

Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis. These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2016.
Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016.
Tracking Stock is entitled to 10% of the gross Total earnings, less expenses
Shareholder is only entitled to 95% of the gross cash flows from the tracking stock
Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution)
Marketing expenses are estimated at 6% of cash receipts
Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June.

END OF REPORT.

Confidential Page 14 September 5, 2016

September 5, 2016 The Board of Directors Fantex, Inc. 330 Townsend Street, Suite 234 San Francisco, CA 94107 Dear Board Member: Thank you for the opportunity to work with your company. At your request, Timan LLC (“Appraiser”) has prepared an analysis to estimate the Fair Value of Jack Mewhort Tracking Stock (“JMTS”) of Fantex, Inc. (“Fantex”) as of August 31, 2016 (the "Valuation Date"). Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of JMTS for the purpose of inclusion in a Statement of Information regarding a contemplated reverse forward split transaction to be filed with the SEC. Accordingly, this valuation opinion should not be used for any other purpose or distributed to third parties other than regulatory agencies or Fantex’s attorneys, accountants, and other professional advisors without the express knowledge and written consent of Timan LLC. Timan LLC provides equity class appraisal services. We do not provide business or asset valuation services for use in estate transactions and our appraisals may not be used for such purposes. Timan LLC does not provide legal or accounting advice for which you should always consult with your retained legal and accounting professionals. Summary of Findings Based on the analysis described in the accompanying report, it is our opinion that the Fair Value of Fantex Series Jack Mewhort Convertible Tracking Stock as of August 31, 2016, is reasonably estimated to be $11.98 per share. This opinion is subject to the limiting conditions detailed in Section 1 of the attached report. Disclosure We are unrelated to Fantex and have no direct, controllable, or material interest in the Company or its assets. The fee paid for our services in no way influenced the results of our analyses. We are pleased to provide this valuation service to Fantex. Please contact Victor Gilberti at vgilberti@timanllc.com regarding this analysis. Respectfully submitted, Victor Gilberti Vice President, Timan LLC Attachment 1080 Lemon Street • Menlo Park, California 94025 • Tel 908-839-6761 • email vgilberti@timanllc.com

 Valuation Report of Fantex Series Jack Mewhort Convertible Tracking Stock Prepared for Fantex, Inc. By Timan LLC Valuation Date August 31, 2016 Report Date September 5, 2016 This report is governed by the terms and conditions of the Engagement Letter between Timan LLC and Fantex, Inc. Neither the terms of this engagement, nor any valuation, report or advice rendered by Timan, whether formal or informal, may be disclosed, in whole or in part, or summarized, excerpted from or otherwise referred to without Timan’s prior written consent. Notwithstanding the foregoing, the Company may disclose Timan’s written valuation report to the Company’s Board of Directors, auditors, tax accountants, attorneys, the Internal Revenue Service (the "IRS") and the Securities and Exchange Commission (the "SEC"). Confidential Page 2 September 5, 2016

TABLE OF CONTENTS

1 ENGAGEMENT OVERVIEW 4
1.1 PURPOSE AND SCOPE ... 4
1.2 SUMMARY OF FINDINGS ... 5
1.3 LIMITING CONDITIONS ... 5

2 OVERVIEW 6
2.1 DESCRIPTION AND STATUS OF FANTEX SERIES JACK MEWHORT CONVERTIBLE TRACKING STOCK ... 6
2.2 UNIT OF ACCOUNT ... 6
2.3 CAPITAL STRUCTURE ... 6
2.4 LIQUIDITY ... 6

3 VALUATION ANALYSIS 6
3.1 KEY ASSUMPTIONS ... 7
3.2 VALUATION CONCLUSION AND BALANCE SHEET SUMMARY AS OF VALUATION DATE ... 8
Table 1 Balance Sheet and Valuation Conclusion 8
3.3 DCF AND BRAND EQUITY ANALYSIS ... 8
Table 2 Bond Market Metrics 9
3.4 TRACKING STOCK TRANSACTION HISTORY ... 9
Table 3 Level 2 Transaction Data 10
Table 4 Valuation Approach Reconciliation 10

4 CERTIFICATION BY TIMAN LLC 11

5 EXHIBIT A: APPRAISERS' QUALIFICATIONS 12

6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 13
6.1 APPROACHES TO ENTERPRISE VALUATION ... 13
6.2 DISCOUNTED CASH FLOW ANALYSIS ... 13
Table 5 Cash Flow Model – Summary Net to shareholder 15

Confidential Page 3 September 5, 2016

 1 ENGAGEMENT OVERVIEW 1.1 Purpose and Scope The purpose of this engagement is to assist Fantex’s management (“Management”) and Board of Directors with determining the value of Fantex Series Jack Mewhort Convertible Tracking Stock. Fair Value Definitions per the Fantex, Inc. Certificate of Incorporation. “Fair Value” as of any date means: (i) in the case of any share of any series of Common Stock that is Publicly and Actively Traded, the Average Market Value of a share of such series of common stock over the 20-Trading Day period ending on the Trading Day preceding the Determination Date; or (ii) in the case of any share of any series of Common Stock that is not Publicly and Actively Traded, the fair value thereof as determined by an independent investment banking or appraisal firm experienced in the valuation of such securities or property selected in good faith by the Board of Directors of the Corporation or a committee thereof, provided, however, that to the extent that our board of directors determines in its good faith judgment that such series does not have any material value in terms of assets attributable to such series, including but not limited to any material future brand income or assets, or events or circumstances that the Board of Directors believe could reasonably result in material brand income in the future, then the fair value for such series may be determined by the Board of Directors in their good faith judgment alone. Any such valuation determination will be made, whether by the Board of Directors or any independent investment banking, financial advisory or other valuation firm, based on the contractual value of the brand assets related to the applicable tracking series, and shall not include any discount for lack of marketability or liquidity or any minority interest discount (including that such series may not have the rights contractually or otherwise, to receive dividends). We take the meaning of “Fair Value” and “Fair Market Value” to be substantially the same and use the terms interchangeably in this report. Scope of Analysis In conducting this Fair Value study, our analysis included, but was not necessarily limited to: !Discussions with Management concerning the specific tracking stock to be valued. !Reviewing the offering and documentation of the Fantex Series Jack Mewhort Convertible Tracking Stock including the Brand Agreement. !Determining Management’s expectations of future results consistent with existing player contracts, agreements, and utilizing Management’s experience and knowledge of the market with respect to other similar tracking stock(s), which was provided in the offering and other documents. !A review of documents including but not limited to the offering documents, prior appraisals and valuations, as applicable. !We did NOT perform a review of the underlying professional sports and endorsement contracts associated with JMTS and such a review is beyond the scope of our engagement. We have utilized Management’s expert assessment and approach in characterizing the probable future outcomes associated with player contracts, longevity, other revenue sources and player earnings. !This valuation is NOT a fairness opinion and should not be considered as such. Confidential Page 4 September 5, 2016

 1.2 Summary of Findings Based on the analysis described in this report, it is our opinion that the Fair Value of Fantex Series Jack Mewhort Convertible Tracking Stock, as of August 31, 2016, is reasonably estimated to be $11.98 per share. 1.3 Limiting Conditions !The opinion of value expressed herein is valid only for the stated purpose as of the date of the valuation. !No part of this report should be disseminated to the public through advertising media, public relations, news media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Timan LLC. !Timan is not a law firm. Issues that may have legal impact are considered from a layperson’s perspective using the reasoning expressed or implied within this report. Should such matters be material to the users of this report, proper legal counsel should be obtained. !The compatibility of this report's conclusions with a ruling of any court or arbiter or the agreement of others cannot be guaranteed. !This report and the conclusions arrived at herein are not intended by the author, and should not be construed by the reader, to be investment advice in any manner whatsoever. !The valuation process is not a finding of fact; it is a finding of opinion. !This report's conclusions are based on information furnished to Timan LLC by Fantex’s Management and other sources. They are supported by our research, analysis, and informed and unbiased opinion. !There is no guarantee that all information necessary and relevant to support this report's value conclusions has been disclosed to Timan LLC. !No necessary and relevant information has been knowingly withheld. !This appraisal did not include in-person interviews with Management. !Financial statements and other related information provided by Fantex or its representatives in the course of this investigation have been accepted, without further verification, as fully and correctly reflecting the contractual obligations and operating results for the respective periods, except as specifically noted herein. !We do not provide assurance on the achievability of the results forecast by Management because events and circumstances frequently do not occur as expected. Differences between actual and expected results may be material. !Given the number of assumptions involved in this analysis and the unique characteristics and risk factors of a professional athletic career, actual financial performance is highly variable and can change rapidly. Therefore the valuation obtained is an appraisal for the Valuation Date, and is not to be relied upon if any of the parameters or assumptions is subsequently changed by actual events. !We do not provide an assessment of the market acceptance of the valuation in this analysis, and actual transactions may occur above or below the price in this valuation. !Public information and industry and statistical information have been obtained from sources Management deems to be reliable; however, we make no representation as to the Confidential Page 5 September 5, 2016

 accuracy or completeness of such information, and have accepted it without further verification. 2 OVERVIEW This section provides an overview of the JMTS. We have relied principally on information received from Fantex, including Management responses to Timan’s standard form questionnaire and supplemental documents. The Company disclosed this information to Timan and responsibility for the accuracy of the information rests with Management. 2.1 Description and Status of Fantex Series Jack Mewhort Convertible Tracking Stock Fantex Series Jack Mewhort Convertible Tracking Stock is a tracking stock that is, in a structure that allows for beneficial interests to be sold to investors. 2.2 Unit of Account The unit of account is the Fantex Series Jack Mewhort Convertible Tracking Stock on a per share basis. The Fair Value to a shareholder is the expected net present value of the cash flows that the shareholder is expected to receive. 2.3 Capital Structure The investor receives a share in the JMTS that is also convertible (with restrictions) into Fantex platform common stock. All cash flows available to JMTS investors are allocated by their respective ownership percentage of the overall tracking stock on a fully diluted basis, with all shares treated equally. The shareholder has NO ability to influence the underlying structure of the payment stream, nor are they able to change the underlying contractual obligations or the equity structure. In this regard they are a passive investor in an illiquid security with a limited market size. 2.4 Liquidity The investors are free to sell their shares to any other qualified purchaser at any time. As of the Valuation Date there is no active market for JMTS, nor is Fantex responsible for making a market in the tracking stock going forward from the Valuation Date. As of the Valuation Date there have several known (and inconsequential) transactions (within the past twelve months) of Ownership Interests in Fantex Series Jack Mewhort Convertible Tracking Stock. Fantex management has provided a listing of all known direct sales and the limited volume clearly indicates that there is not liquidity in the JMTS. 3 VALUATION ANALYSIS Per ASC 820 there is a fair value hierarchy of inputs that is defined by three levels: Level 1-Quoted price for identical item in an active and observable market. Level 2 - Identical item transaction price in a non-active market, or similar item in an active market. Confidential Page 6 September 5, 2016

 Level 3 – Unobservable inputs for the item. Analytical modeling approaches are used to determine value. In the Specific case of Fantex Series Jack Mewhort Convertible Tracking Stock (the unit of account) there are no Level 1 inputs. There are several Level 2 data points and these have been used to both calibrate a Level 3 model and to determine the current valuation. Therefore we have used a Level 3 analytical approach for determining fair value as a corroboration of the Level 2 data. The characteristics of an investment in the Fantex Series Jack Mewhort Convertible Tracking Stock are a series of cash flows with a terminal value payout. As such the valuation of JMTS is best determined by the cash flows and ultimate disposition of the property as described in the offering prospectus. The most appropriate analytical model for determining the Fair Value is a Discounted Cash Flow (“DCF”) model. The analytical model was calibrated to both recent direct transactions and the most recent private placement of JMTS. Additional description of the DCF method is in Exhibit B and DCF model is at the end of the report as an attachment. 3.1 Key Assumptions The calculations include the following characteristics, assumptions and approach: •We were provided details of all cash obligations and payments in the offering and related documentation. We have used this data input as the basis for our DCF modeling. •The Terminal Value is determined from the terminating transaction. Management indicates that this terminating transaction is a one for one exchange of a share of JMTS into a share of the Platform Common stock. Based upon all reasonable assumptions, The JMTS at that time is expected to be near zero value since there will be no future income stream associated with the stock, nor will there be any underlying assets associated with the shares. As a result the terminal value is de minimis and assumed to be zero. •The present value discount rates for the interim cash flows were also determined by calibrating the model to known transactions (including the original offering, the recent private placement and interim transactions). The discount rates are consistent with high yield bond rates plus a player specific premium to account for the illiquidity and performance risk. •There is limited counter party risk associated with the prescribed cash flows since the payments are contractually obligated but there is a risk that the contracted player may not make timely payments. We have assumed that there is no delay with respect to the payments. •Taxes of the income stream to the shareholders are not considered in this analysis as the entities are considered pass through to the ultimate recipient in the form capital gains and/or income distributions. Confidential Page 7 September 5, 2016

3.2 Valuation Conclusion and Balance Sheet Summary as of Valuation Date

Table 1 Balance Sheet and Valuation Conclusion

Jack Mewhort Tracking Stock
Proforma Balance Sheet 8-31-16

			High Scenario (5) $100k/yr endorse/ no decay	Low Scenario (6) no endorsements, two less contract yr
Cash	69,167	(1)	69,167	69,167
Amounts Due from Athlete	-		-	-
Brand Contract @ FV	3,230,520	(2)	3,252,693	2,569,637
Total Assets	**3,299,687**		**3,321,860**	**2,638,804**
Due to Parent	1,522	(3)	1,522	1,522
Dividend Payable	67,025	(4)	67,025	67,025
Total Liabilities	**68,547**		**68,547**	**68,547**
Net Equity	**3,231,141**		**3,253,313**	**2,570,257**
Shares Outstanding	**268,100**		**268,100**	**268,100**
FV Per Share	**12.05**		**12.13**	**9.59**

(1) Cash is net of any fees and attributed 100% to the shareholders of Tracking Stock
(2) Brand Contract Value is the ASC 820 Value as of 8-31-16. The tracking stock is attributed 95% of the contract value x the contract ownership amount (10%)
(3) Due to Parent are fees that have been accrued (Management Fees to Fantex Holdings) but not yet paid
(4) Dividend to be declared on 8/16, pending BOD approval
(5) Assumes endorsement income after 2017 remains constant for seven years
(6) Assumes no endorsement income after 2017. Assume two less playing years under contract.

3.3 DCF and Brand Equity Analysis

The detailed model is in Table 5 (Exhibit B). The Brand Equity cash flow analysis is based upon input from Management and their projections. We have reviewed these projections and find that they have been derived using an informed player specific analysis and are both reasonable and consistent with available data on a player position specific basis.

In some instances (e.g. endorsement income) projections are based upon Management estimates and there is no comparable data available for support. In these cases we have looked at the sensitivity of the analysis by modifying these cash flows in the projections and have shown the result in Table 1 above as a sensitivity around the primary projections.

The risk adjusted NPV discount factor (RADF) is determined by the high yield bond market as of valuation date. We have used this index since it represents the rate for an unsecured liability with a high degree of risk, which is consistent with the risks associated with professional athletic careers. In addition, we have adjusted the underlying discount factor by adding a premium that was determined by calibration with the recent private placement transaction and valuation.

Confidential Page 8 September 5, 2016

Percent Table 2 Bond Market Metrics m 3.4 Tracking Stock Transaction History There have a small number of marketplace transactions and one private placement since the original offering of the JMTS. Since each security in the transaction listing in Table 3 is identical to JMTS, the transactions can be considered Level 2 (as there is not an active market for the securities). Confidential Page 9 September 5, 2016 BofA Merrill Lynch US High Yield Effective Yield© 7.3 7.2 7.1 7.0 6.9 6.8 6.7 6.6 6.5 6.4 6.3 2016-07-04 2016-07-11 2016-07-18 2016-07-25 2016-08-01 2016-08-08 2016-08-15 2016-08-22 2016-08-29 Source: BofA Merrill Lynch fred.stlouisfed.orgmyf.red/g/6W4

Table 3 Level 2 Transaction Data

Tracking Stock Transaction History

	Date	Volume	Price
Marketplace Transactions			
	8/4/15	4	$11.00
	8/7/15	8	$11.00
	8/18/15	10	$12.00
	9/3/15	1	$13.00
	9/11/15	10	$11.10
	9/11/15	90	$11.00
	9/11/15	10	$11.00
	9/11/15	110	$11.00
	10/6/15	10	$12.00
	11/24/15	105	$12.00
	11/25/15	3	$12.00
	11/30/15	102	$12.00
	11/30/15	7	$12.00
	11/30/15	1	$11.50
	12/4/15	2	$12.00
	12/7/15	182	$12.00
	1/11/16	3	$12.00
	1/29/16	96	$12.00
	2/26/16	4	$12.00
closure of trading -->	8/1/16	2	$7.00
platform announced	8/1/16	3	$7.00
Original Offering			
	7/14/15	268,100	$10.00
Private Placement			
	7/22/16	193,534	$11.61
PP price adjusted for ex-dividend			$11.36

The private placement memorandom (PPM) was reviewed and no price objections by purchasers so these are considered Level 2 pricing indication for calibration purposes on that date.

Table 4 Valuation Approach Reconciliation

Valuation Reconciliation

	Value Implied	Weighting	Value
Level 1	n/a	0%	$0
Level 2	$11.36	10%	$1.14
Level 3	$12.05	90%	$10.85
		Total Value	$11.98

Confidential Page 10 September 5, 2016

 4 CERTIFICATION BY TIMAN LLC I certify that to the best of my knowledge and belief: !In accordance with standard professional practices, the professional fee for this service is not contingent upon our conclusion of value, and Timan LLC does not have a direct, controllable, or material financial interest in the subject enterprise valued; !I have no direct or controllable personal interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved; !I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment; !My engagement in this assignment was not contingent upon developing or reporting predetermined results; !My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal; !The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, and conclusions; !The statements of fact contained in this report are true and correct. Victor Gilberti Vice President, Timan LLC September 5, 2016 Confidential Page 11 September 5, 2016

 5 EXHIBIT A: APPRAISERS' QUALIFICATIONS Timan LLC professionals have completed more than 2,500 valuation analyses for hundreds of companies, from nascent startups through IPOs. We serve clients internationally from locations in California, New York, New Jersey, Pennsylvania and India. Victor Gilberti Victor Gilberti is a financial advisory expert and an experienced startup entrepreneur. He has been performing valuations with Timan LLC since 2007. Prior experience includes Managing Director of Professional Sector Management, an SEC Registered Private Client wealth management and Investment advisory firm. He joined PSM upon its incorporation in 1994. He was a registered investment advisor (RIA) and held a Series 65 securities license. He was also charter member of the Advisory Council of Fidelity Investments Institutional Brokerage Group. He was featured speaker at numerous financial conferences throughout the country. In addition, since 2002 Mr. Gilberti has been a fee only financial advisor to individuals and small businesses and has been a court appointed estate executor and trust fund administrator. Mr. Gilberti earned his B.S. and M.S. degrees from the Massachusetts Institute of Technology and his M.B.A. from the Stanford University Graduate School of Business. Confidential Page 12 September 5, 2016

 6 EXHIBIT B: NOTES ON VALAUATION ANALYSIS METHODS 6.1 Approaches to Enterprise Valuation The AICPA Guidelines outline three approaches to determining the Fair Market Value of an enterprise – the market, income, and asset-based approaches. (The asset-based approach is sometimes referred to as the "asset approach", the "cost approach", or the "sum-of-the-parts approach".) We consider each approach before settling on one or more to use to estimate the value of a particular enterprise. The choice of valuation methods in a given appraisal assignment is a judgment we make based on the characteristics of the business to be appraised, the availability of reliable information requisite to the various methods, and the terms of the assignment. Market Approach to Enterprise Valuation The market approach relies on data generated by actual market transactions. These transactions can involve publicly traded shares of comparable companies, M&A transactions of comparable companies, or private funding rounds by venture capital or private equity firms in comparable companies – or in the Company itself. To perform the comparisons, ratios (multiples) are calculated, with the numerator commonly being Enterprise Value or equity value and the denominator being any of various financial or non-financial metrics. Typical financial metrics would include revenue, EBIT, EBITDA, Free Cash Flow, earnings, assets, or book value. Examples of non-financial metrics are number of subscribers (for telecom or media companies) or number of beds (for hospital companies). Typically, adjustments are necessary because of less-than-perfect comparability, for example to adjust an M&A transaction multiple for the control premium paid or synergies anticipated for a particular buyer / target company combination, or to adjust trading multiples of publicly traded shares for a private company's lack of marketability, or based on a comparison company's difference on some relevant characteristic when compared to the enterprise being valued. Income Approach to Enterprise Valuation The principle underlying the income approach is that a company's (or security's) value is based on the expectation of a stream of future benefits. This approach simulates, in the absence of observable market transactions, how market participants would formulate their decisions to buy or sell an asset (a security or enterprise). The income approach is most commonly applied using the Discounted Cash Flow (DCF) method. A DCF requires a projection of future cash flows, a projected terminal value at the end of the forecast period, and an appropriate discount rate, or required rate of return, to use for discounting the projected cash flows and terminal value to their present values. Asset-Based Approach to Enterprise Valuation The general principle behind asset-based valuation methods is that the value of an enterprise is equal to the fair value of its assets less the fair value of its liabilities. The fair values of the component assets and liabilities may be obtained or estimated using a variety of methods, including market-based or income-based methods. The asset-based approach is most useful when applied to tangible assets and to companies whose assets consist primarily of tangible assets. This approach establishes value based on the cost of reproducing or replacing each asset, less depreciation from physical deterioration and functional obsolescence. 6.2 Discounted Cash Flow Analysis The value of an asset is the present value of its expected returns. An asset, in this case an operating business, is expected to provide a stream of returns during the period of time it operates. In order to convert this estimated stream of returns to an Enterprise Value, the benefit stream is discounted at the Confidential Page 13 September 5, 2016 company’s cost of capital. The process for this method of valuation requires a projected stream of benefits and a required rate of return. The use of a multi-period discounted cash flow method introduces the added risk of the reasonableness of Management’s financial projections. An overly optimistic forecast can result in overvaluation; likewise, an overly pessimistic projection can result in under valuation. In building a DCF model the following risk factors are taken into account: • The Company’s past financial performance; • Management’s prospective financial projections and inherent risk in these projections, given the business risk and stage of the company; • The presence of potential competitors to the Company; and • Other risks associated with growth and profitability initiatives. Terminal Value In calculating the terminal value of the Company as of the end of the forecast period, it is appropriate to develop a value for the company based upon perpetual value of the continued cash flows from the Company to the equity holders. The perpetual model assumes that revenue will grow in perpetuity at a constant rate and that expenses, working capital changes, and investments will remain steady. This value, when divided by the Company’s discount rate less the perpetual growth rate, yields a terminal value. We then discount this back to the Valuation Date and add the discounted stream of interim benefits to shareholders. An alternative method for calculating the terminal value is to use a market method valuation at the final projected year of data. This could be a market multiple of revenue or EBITDA or another parameter that is commonly used in valuing a purchase of the enterprise. Selection of a Risk Adjusted Discount Rate The discount rate used in a cash flow model is that rate which provides an investor with his required rate of return. This rate may also be called the Weighted Average Cost of Capital. The rate of return must also be one that is acceptable to the seller. The task of the appraiser is to select the rate that would be acceptable to both the willing seller and the willing buyer within the definition of Fair Market Value, i.e., parties without compulsion but with knowledge of the relevant facts. This definition requires the appraiser to function as a surrogate for both the seller and buyer and project to them the facts relevant to understanding why the rate selected is fair and reasonable for both parties. Within the context of Fair Market Value, the buyer is a financial and not a strategic buyer. This means that the buyer is not motivated by any synergy or other strategic advantage to be obtained through the acquisition and is not a current shareholder, creditor, competitor, related party or controlled entity which for reasons that accompany those considerations could be expected to pay more (or less) than the arms-length financial buyer who is essential to the standard of Fair Market Value. To determine a discount rate we look to the public market; however, risks specific to the subject company must also be considered. A Fair Market Value buyer of the Company would require a rate of return consistent with rates of return associated with unsecured creditors, as that is most consistent with long-term lessee obligations. Confidential Page 14 September 5, 2016

Table 5 Cash Flow Model – Summary Net to shareholder

FANTEX INC
JACK MEHORT BRAND CONTRACT VALUATION
GROSS CONTRACT VALUE

VALUATION AS OF 8/31/16

		2016				2017														
		Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Date		3/31/16	6/30/16	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
Earnings																				
Player Contracts	$58,224,572	$0		$175,268	$569,623	$0	$0	$213,491	$693,846	$16,804,796	$8,972,182	$6,941,141	$7,949,453	$8,133,546	$7,771,226	$0	$0	$0	$0	$0
Endorsements & other earnings	$625,000	$0	$0	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000	$50,000
TOTAL Earnings	$58,849,572	$0	$0	$187,768	$582,123	$12,500	$12,500	$225,991	$706,346	$16,854,796	$9,022,182	$6,991,141	$7,999,453	$8,183,546	$7,821,226	$50,000	$50,000	$50,000	$50,000	$50,000

			9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
		Date	9/30/16	12/31/16	3/31/17	6/30/17	9/30/17	12/31/17	6/30/18	6/30/19	6/30/20	6/30/21	6/30/22	6/30/23	6/30/24	6/30/25	6/30/26	6/30/27	12/31/28
		Gross Cash Flows to Fantex Brand Contract (at 10% of gross earnings)	$ 18,777	$ 58,212	$ 1,250	$ 1,250	$ 22,599	$ 70,635	$ 1,685,480	$ 902,218	$ 699,114	$ 799,945	$ 818,355	$ 782,123	$ 5,000	$ 5,000	$ 5,000	$ 5,000	$ 5,000
		Less: Expenses to be charged before dividend																	
		Attribution to platform common stock (5%)	939	2,911	63	63	1,130	3,532	84,274	45,111	34,956	39,997	40,918	39,106	250	250	250	250	250
		Management Fee (5%)	892	2,765	59	59	1,073	3,355	80,060	42,855	33,208	37,997	38,872	37,151	238	238	238	238	238
		Marketing (6%)	1,070	3,318	71	71	1,288	4,026	96,072	51,426	39,850	45,597	46,646	44,581	285	285	285	285	285
		Net Cash Flow Available to Tracking Stock Shareholders	$ 15,876	$ 49,218	$ 1,057	$ 1,057	$ 19,108	$ 59,722	$ 1,425,073	$ 762,825	$ 591,101	$ 676,354	$ 691,919	$ 661,285	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228
		Dividend Payment to Shareholders	$ 15,876		$ 50,275		$ 20,164		$ 1,484,795	$ 762,825	$ 591,101	$ 676,354	$ 691,919	$ 661,285	$ 4,228	$ 4,228	$ 4,228	$ 4,228	$ 4,228
Discount Rate	**12.53%**	**Present Value factor**	0.9903		0.9337		0.8801		0.8057	0.7160	0.6361	0.5652	0.5023	0.4464	0.3965	0.3524	0.3131	0.2783	0.2329
hi yield bond	6.33%	**Net Present Value of payment**	$ 15,723		$ 46,944		$ 17,746		$ 1,196,295	$ 546,171	$ 375,973	$ 382,297	$ 347,547	$ 295,174	$ 1,676	$ 1,490	$ 1,324	$ 1,176	$ 985
premium (player specific risk adjustment)	6.20%	**Total Present Value**	$ 3,230,520																

Assumptions

Earnings projections are from Fantex Management, based upon their analysis on a player/position specfic basis. These projections are based upon known contractual information as of the Valuation Date. They are consistent in method with those presented in the the private placement documentation in July 2016.
Present Value discount rate is based upon hi yield bond market parameters (https://fred.stlouisfed.org/series/BAMLH0A0HYM2EY) with a player specific premium. The premium is calibrated to the offering price of the tracking stock in the private placement in July 2016.
Tracking Stock is entitled to 10% of the gross Total earnings, less expenses
Shareholder is only entitled to 95% of the gross cash flows from the tracking stock
Management Fee is attributed to the tracking stock @ 5% of cash receipts (Gross - attribution)
Marketing expenses are estimated at 6% of cash receipts
Dividend Payments to Shareholders are expected to be semi-annual in October and April of each year. For 2016 and 2017, we assume prior two quarters payments are paid on quarter ending date. For later years we use mid-year convention and have one payment in June.

END OF REPORT.

Confidential Page 15 September 5, 2016